SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 14, 2019

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: January 14, 2019

	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President and Chief Financial & Corporate Development Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Announces First Quarter Fiscal 2019 Results

•

Consolidated revenue increased 8.8% and operating income before restructuring costs and amortization[1] improved 13.5% year-over-year due to the continued growth in Wireless, Business and Consumer Internet and the realization of cost saving initiatives

•

Continued momentum in Wireless supported by innovative, data-centric offerings resulted in strong postpaid Wireless subscriber additions of over 86,000 in the quarter and 12% year-over-year growth in average billing per subscriber unit (“ABPU”) [2] to $41.99

•	Significant improvement in Wireless postpaid churn[2] to 1.28% compared to first quarter fiscal 2018

Calgary, Alberta (January 14, 2019) – Shaw Communications Inc. (“Shaw” or the “Company”) announces consolidated financial and operating results for the quarter ended November 30, 2018 reported in accordance with the newly adopted IFRS 15 accounting standard, Revenue from contracts with customers (IFRS 15). Revenue from continuing operations increased by approximately 8.8% to $1.36 billion compared to the first quarter in fiscal 2018 and operating income before restructuring costs and amortization increased 13.5% year-over-year to $545 million.

“We continue to build momentum in our Wireless business by leveraging our significant network investments and offering affordable and innovative data plans. In addition, never seen before promotions in Canada, such as the Big Binge Bonus that was recently introduced, provides a strong value proposition to Canadians who increasingly want and use more wireless data,” said Brad Shaw, Chief Executive Officer. “Our strategy to invest and focus on growing our Wireless postpaid market share has delivered another quarter of strong results, adding over 86,000 postpaid customers while improving Wireless postpaid churn from 1.64% to 1.28% over the last year due to significant and ongoing enhancements to our network and customer experience. Through these investments, we are attracting and retaining customers with higher lifetime value.”

The Company continues to deploy its 700 MHz spectrum, which is now approximately 25% complete, including initial deployment in all its major markets. Deployment of this low band spectrum provides customers with farther-reaching coverage and stronger indoor wireless reception. Voice-over-LTE (VoLTE) is substantially complete and has been enabled on approximately 35 devices on Freedom’s network representing approximately 800,000 of its total subscriber base. In the quarter, the Company completed the launch of 140 new retail locations with Walmart and is now operating in a combined total of approximately 240 national retail locations across its footprint with Loblaws’ ‘The Mobile Shop’ and Walmart. When combined with its existing corporate and dealer store network, Freedom Mobile now has over 600 retail locations in operation.

Mr. Shaw continued, “We have taken some important steps this quarter in our Wireline segment, adding Consumer Internet subscribers, doubling the speeds of our top Internet tiers, and stabilizing revenue through our fresh approach to base management, which includes a balanced and digital focus on acquisition and retention. While we are still early days in our journey towards a modern Shaw, I am encouraged by the progress we have made as we improve upon the fundamentals of our business, further supporting the delivery of our broadband strategy throughout fiscal 2019.”

Wireline results include Consumer Internet growth of approximately 5,600 RGUs contributing to stable year-over-year Consumer revenue while the Business segment continues to deliver consistent top-line growth with revenue increasing 5.0% in the quarter. Combined with reduced expenses, primarily due to the voluntary departure program (“VDP”) initiated in fiscal 2018, Wireline margins improved to approximately 46% as the Company continues to focus on profitable and stable growth.

Selected Financial Highlights

Fiscal 2019 and restated fiscal 2018 results are reported in accordance with IFRS 15. Supplementary information is provided in the accompanying Management’s Discussion and Analysis (“MD&A”), under the heading “Accounting Standards”, which discusses our previous revenue recognition policies and the changes on adoption of the new standard.

	Three months ended November 30,
(millions of Canadian dollars except per share amounts)	2018	2017 (restated)(1)	Change %
Revenue	1,355	1,245	8.8
Operating income before restructuring costs and amortization(2)	545	480	13.5
Operating margin(2)	40.2%	38.6%	1.6pts
Free cash flow(2)	164	64	>100.0
Net income from continuing operations	187	117	59.8
Net loss from discontinued operations, net of tax	—	(6)	(100.0)
Net income	187	111	68.5
Basic earnings per share	0.36	0.22
Diluted earnings per share	0.36	0.22

(1)

Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy related to the treatment of digital cable terminals (“DCTs”) to record as property, plant and equipment where under the previous policy DCTs were initially recorded as inventory upon acquisition. See “Accounting Standards” in the accompanying MD&A.

(2)	See definitions and discussion under “Non-IFRS and additional GAAP measures” in the accompanying MD&A.

In the quarter, the Company added approximately 66,000 net Wireless RGUs, consisting of over 86,000 postpaid additions and 20,000 prepaid losses, compared to the 34,000 net RGUs achieved in the first quarter of fiscal 2018. The increase in the postpaid customer base reflects continued customer demand for premium smartphones combined with device pricing and packaging options, affordable data centric plans, and the Company’s ongoing execution of its wireless growth strategy to improve the network and customer experience. More than half of the prepaid losses in the quarter included customer migrations to higher value postpaid plans while the other half was attributable to a more active competitive environment targeting the prepaid segment.

Consolidated Wireless revenue for the three-month period improved by 60% to $273 million over the comparable period in fiscal 2018. In the quarter, service revenue increased 32% to $167 million and equipment revenue of $106 million compared to $44 million in the first quarter of fiscal 2018. Growth in Wireless revenue is due primarily to continued subscriber growth, the growing penetration of Big Gig data plans and higher equipment sales. As a result, ABPU grew 12% year-over-year to $41.99 reflecting the increased number of customers that are subscribing to higher service plans and purchasing a device through Freedom. Average revenue per subscriber unit (“ARPU”)2 of $38.64 increased almost 7% compared to the first quarter of fiscal 2018 and reflects the changes in accounting policies upon the adoption of IFRS 15, whereby a portion of the device subsidy, previously fully allocated to equipment revenue, is allocated to service revenue. First quarter Wireless operating income before restructuring costs and amortization of $45 million improved 36.4% year-over-year due primarily to increased service revenue.

Wireline RGUs declined by approximately 52,800 in the quarter compared to a loss of approximately 34,000 in the first quarter of fiscal 2018. The current quarter includes growth in Consumer Internet RGUs of approximately 5,600 whereas the mature products within the Consumer division, Video and Phone, continued to decline.

First quarter Wireline revenue and operating income before restructuring costs and amortization of $1,083 million and $500 million improved by 0.7% and 11.9% year-over-year, respectively. Consumer revenue remained flat at $936 million compared to the prior year as contributions from rate adjustments and growth in Internet revenue were offset by declines in Video, Satellite and Phone subscribers and revenue. Business revenue increased 5.0% year-over-year to $147 million, reflecting continued demand for our SmartSuite of business products. First quarter Wireline results also include operating costs savings of approximately $25 million related to the VDP and lower marketing costs as compared to the first quarter of fiscal 2018.

Capital expenditures in the first quarter of $271 million decreased by $68 million compared to a year ago. Wireline capital spending decreased by approximately $18 million primarily due to fewer network upgrades and decreased deployment of customer premise equipment. Wireless spending decreased by approximately $50 million year-over-year. Investments in the Wireless network, retail footprint expansion and deployment of low band spectrum are expected to increase over the coming quarter and for the remainder of fiscal 2019.

Free cash flow for the quarter of $164 million compared to $64 million in the prior year. The increase for the quarter was largely due to higher operating income before restructuring costs and amortization and lower capital expenditures offset in part by higher cash taxes and lower dividends received from our equity accounted associates.

Net income for the quarter of $187 million compared to net income of $111 million in the first quarter of fiscal 2018 driven primarily by an increase in operating income before restructuring costs and amortization.

On November 2, 2018, the Company solidified its balance sheet through the issuance of $1 billion in senior notes, comprised of $500 million at a rate of 3.80% due November 2, 2023 and $500 million at a rate of 4.40% due November 2, 2028. The funds will be used for general corporate purposes which may include the repayment of indebtedness.

In the first quarter of fiscal 2019, approximately 220 employees exited the Company in relation to the VDP, bringing the total number of employees who departed under the VDP to over 1,500 employees since the program commenced in March 2018. This led to operating cost reductions of approximately $25 million and capital cost reductions of approximately $6 million in the quarter. See also “Introduction,” “Other Income and Expense Items,” and “Caution Concerning Forward Looking Statements,” in the accompanying MD&A for a discussion of the Total Business Transformation (“TBT”), the VDP and the risks and assumptions associated therewith.

The Company confirms that it remains on track to meet its fiscal 2019 guidance, which includes consolidated operating income before restructuring costs and amortization growing 4% to 6% over fiscal 2018; capital investments of approximately $1.2 billion; and free cash flow in excess of $500 million. The Company’s guidance includes assumptions related to cost reductions that will be achieved through TBT initiatives (specifically the VDP savings) that are expected to amount to a combined $140 million of operating and capital savings in fiscal 2019 (approximately $85 million attributed to operating expenses and approximately $55 million attributed to capital expenditures). See also “Caution Concerning Forward Looking Statements” in the accompanying MD&A.

Mr. Shaw concluded, “First quarter results represent a solid start to fiscal 2019 where we expect to continue to grow our Wireless business with our innovative and data centric plans that leverage our continuously improving network. We also expect to increase our market share in Western Canada as we expand our network into new cities throughout 2019, including Victoria and Red Deer, which are set to launch in the coming weeks. In our Wireline business, we remain focused on growing broadband subscribers and have an exciting IP roadmap that will launch this year, differentiating our already strong broadband proposition. We remain focused on the execution of our Wireline and Wireless operating priorities while transforming into an agile, lean and digital-first organization that meets the needs of its customers now and into the future.”

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX—SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

The accompanying MD&A forms part of this news release and the “Caution concerning forward-looking statements” applies to all the forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

1	See definitions and discussion under “Non-IFRS and additional GAAP measures” in the accompanying MD&A.
2	See definitions and discussion of ABPU, ARPU and Wireless Postpaid Churn under “Key Performance Drivers” in the accompanying MD&A.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended November 30, 2018

January 14, 2019

Advisories

The following Management’s Discussion and Analysis (“MD&A”) of Shaw Communications Inc. is dated January 14, 2019 and should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto for the quarter ended November 30, 2018 and the 2018 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2018 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw”, the “Company”, “we”, “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. Such statements can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). Forward looking statements in this MD&A include, but are not limited to statements related to:

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	expected cost efficiencies;

•	financial guidance and expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	the Company’s equity investments, joint ventures and partnership arrangements;

•	competitive strengths;

•	expected project schedules, regulatory timelines, completion/in-service dates for the Company’s capital and other projects;

Shaw Communications Inc.

•	expected number of retail outlets;

•	timing of new product and service launches;

•	expected number of customers using Voice over LTE (“VoLTE”);

•

the deployment of: (i) network infrastructure to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	expected growth in the Company’s market share;

•	expected growth in subscribers and the products/services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•

the total restructuring charges (related primarily to severance and employee related costs as well as additional costs directly associated with the Company’s Total Business Transformation (“TBT”) initiative) expected to be incurred in connection with the TBT initiative;

•	the anticipated annual cost reductions related to the Voluntary Departure Program (“VDP”) (including reductions in operating and capital expenditures) and the timing of realization thereof;

•	the impact that the employee exits will have on Shaw’s business operations;

•	outcome of the TBT initiative, including the timing thereof and the total savings at completion; and

•	expansion and growth of the Company’s business and operations and other goals and plans.

All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. These assumptions, many of which are confidential, include but are not limited to management expectations with respect to:

•	general economic, market and business conditions;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax and exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•

the Company being able to successfully deploy: (i) network infrastructure required to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	short-term incremental costs associated with growth in Wireless handset sales;

•	pricing, usage and churn rates;

•	availability of devices;

•	content and equipment costs;

•	industry structure, conditions and stability;

•	government regulation;

•	the completion of proposed transactions;

•

the TBT initiative being completed in a timely and cost-effective manner and yielding the expected results and benefits, including: (i) resulting in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers) and (ii) realizing the expected cost reductions;

Shaw Communications Inc.

•	the Company being able to complete the employee exits pursuant to the VDP with minimal impact on business operations within the anticipated timeframes and for the budgeted amount;

•	the cost estimates for any outsourcing requirements and new roles in connection with the VDP;

•	the Company being able to gain access to sufficient retail distribution channels;

•	the Company being able to access the spectrum resources required to execute on its current and long term strategic initiatives; and

•	the integration of recent acquisitions.

You should not place undue reliance on any forward-looking statements. Many risk factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to:

•	changes in general economic, market and business conditions;

•	changing interest rates, income taxes and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries;

•	changes in value of the Company’s equity investments, joint ventures and partnership arrangements;

•	the Company’s failure to execute its strategic plans and complete capital and other projects by the completion date;

•	the Company’s failure to grow subscribers;

•	the Company’s failure to grow market share;

•	the Company’s failure to close any transactions;

•	the Company’s failure to have the spectrum resources required to execute on its current and long term strategic initiatives;

•	the Company’s failure to gain sufficient access to retail distribution channels;

•

the Company failure to complete the deployment of: (i) network infrastructure required to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	the Company’s failure to achieve cost efficiencies;

•

the Company’s failure to implement the TBT initiative as planned and realize the anticipated benefits therefrom, including: (i) the failure of the TBT to result in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers) and (ii) the failure to realize the expected cost reductions;

•	the Company’s failure to complete employee exits pursuant to the VDP with minimal impact on operations;

•	technology, privacy, cyber security and reputational risks;

•	opportunities that may be presented to and pursued by the Company;

•	changes in laws, regulations and decisions by regulators that affect the Company or the markets in which it operates;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in this MD&A under the heading “Risks and Uncertainties” and in the MD&A for the year ended August 31, 2018 under the heading “Known events, Trends, Risks, and Uncertainties.”

The foregoing is not an exhaustive list of all possible risk factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

Shaw Communications Inc.

This MD&A provides certain future-oriented financial information or financial outlook (as such terms are defined in applicable securities laws), including the financial guidance and assumptions disclosed under “Outlook,” the expected annualized savings to be realized from the VDP and the total anticipated TBT restructuring costs for fiscal 2019. Shaw discloses this information because it believes that certain investors, analysts and others utilize this and other forward-looking information to assess Shaw’s expected operational and financial performance and as an indicator of its ability to service debt and pay dividends to shareholders. The Company cautions that such financial information may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward looking statements contained in this MD&A are expressly qualified by this statement.

Additional Information

Additional information concerning the Company, including the Company’s Annual Information Form is available through the Internet on SEDAR which may be accessed at www.sedar.com. Copies of such information may also be obtained on the Company’s website at www.shaw.ca, or on request and without charge from the Corporate Secretary of the Company, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

Non-IFRS and additional GAAP measures

Certain measures in this MD&A do not have standard meanings prescribed by IFRS and are therefore considered non-IFRS measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, IFRS and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-IFRS and additional GAAP measures” in this MD&A for a discussion and reconciliation of non-IFRS measures, including operating income before restructuring costs and amortization, free cash flow and the net debt leverage ratio.

Introduction

In fiscal 2018 we demonstrated the emerging strength of our Wireless operations and our focus on profitability and sustainable cost savings in our core Wireline business. In fiscal 2019 we continue to execute on our Wireline and Wireless operating priorities while continuing our transformation into an agile, lean and digital-first organization that meets the needs of its customers now and into the future.

Wireless

Our Wireless operations have enabled a strategic and transformative shift that supports our long-term, sustainable growth ambitions. Our footprint now covers approximately 16 million people in some of Canada’s largest urban centres, or almost half of the Canadian population. In fiscal 2019, we expect to expand to an additional population of 1.3 million, primarily in Western Canada, including Victoria and Red Deer which are set to launch in the coming weeks.

Shaw Communications Inc.

In fiscal 2018, we added over 255,000 Wireless subscribers and ended the year at over 1.4 million customers, a 22% increase compared to a year earlier. The growth of Freedom Mobile’s subscriber base was complemented by strong financial performance reflecting the appeal of our differentiated value proposition. Our affordable and innovative Big Gig and Big Binge Bonus data plans combined with the latest devices available in the market continue to attract high lifetime value customers to Freedom Mobile. In addition, our Wireless service is now even more accessible to Canadians through the addition of 240 locations with national retail partners, Loblaws’ “The Mobile Shop” and Walmart. The Company has introduced a new format to its corporate stores which it will continue to roll out and expand into new markets in fiscal 2019. These retail growth initiatives will substantially improve the accessibility of our Wireless products and help close our historical retail distribution gap. When combined with our existing corporate and dealer store network, Freedom Mobile had over 600 retail locations operational at the end of the quarter.

Supporting our Wireless sales growth are significant investments in our network and customer service capabilities. We are executing a step-by-step plan to improve our network and deploy spectrum in the most efficient way. In fiscal 2018, we completed the deployment of the 2500 MHz spectrum, refarmed 10 MHz of AWS-1 spectrum and most recently, in October 2018, we launched our Extended Range LTE in Calgary, Edmonton, Vancouver and Southwestern Ontario, leveraging 700 MHz spectrum to provide customers with improved service in-building as well as extending service at the edge of the current coverage area. The Company continues to deploy its 700 MHz spectrum, which is now approximately 25% complete, including initial deployment in all its major markets. We have also introduced Voice-over-LTE (“VoLTE”) enabled on approximately 35 devices using Freedom Mobile’s network. Approximately 800,000 Freedom customers are now able to use VoLTE.

The Company continues to deploy small cell technology (low-powered wireless transmitters and receivers with a range of 100 m to 200 m), designed to provide network coverage to smaller areas. As tall high-power macro towers keep the network signal strong across large distances, small cells suit more densely developed areas like city centres and popular venues by providing LTE/VoLTE quality, speed, capacity and coverage improvements in these high traffic areas. These network investments support continued growth in our Wireless business and are the potential building blocks for future technologies, such as 5G.

Wireline

As we look to fiscal 2019, we are focused on delivering stable Wireline results, including improved broadband growth through more effective targeting and customer segmentation while also shifting our efforts in Video to optimize profitability.

Our team is modernizing all aspects of our operations as we work to better meet the needs of today’s customer. We are leveraging insights from data to help us better understand customer preferences and provide them with the services they want. We are shifting customer interactions to digital platforms and driving more self-help, self-install and self-service.

We are starting to see the results of these efforts as our teams begin to think and work differently to deliver a modern connectivity experience anchored in broadband. As the key product in the customer’s home, our broadband service is a significant and cost-effective competitive advantage. We have deployed DOCSIS 3.1 across our extensive wireline network to give us the ability to deliver gigabit speeds across virtually all of our cable footprint.

We have taken some important steps in our Wireline segment this quarter, adding Consumer Internet subscribers, doubling the speeds of our top two Internet tiers, and stabilizing revenue through our fresh approach to base management, which includes a balanced and digital focus on acquisition and retention. While we are still early days in our journey towards a modern Shaw, we are encouraged by the progress we

Shaw Communications Inc.

have made as we improve upon the fundamentals of our business, further supporting the delivery of our broadband strategy through fiscal 2019.

Our best-in-class partnerships enable us to leverage the latest technology and applications, including Comcast’s XB6 Advanced WiFi modem – the heart of the Shaw connected home. In early 2019, we will enable additional internet protocol (“IP”) services such as xFi and WiFi extenders that will differentiate our broadband service from the competition. In addition, in 2019 we will begin deploying a full IPTV experience to our customers. With this service, we will reduce the amount of equipment needed in the home and simplify the installation process – enhancing the ability of customers to self-install.

Our Wireline Business division contributed solid results again in early fiscal 2019, leveraging our SmartSuite products that deliver enterprise-grade services to small and medium size businesses. SmartSuite products are the foundation for growth in Shaw Business and we expect to continue increasing market share, revenue and profitability, as we focus on delivering our services in targeted strategic verticals. Our SmartSuite products can scale to larger businesses as well giving us opportunities to deliver services across Canada.

Selected financial and operational highlights

Fiscal 2019 and restated fiscal 2018 results are reported in accordance with the newly adopted IFRS 15, Revenue from contracts with customers (“IFRS 15”). Supplementary information is provided in “Accounting Standards”, reflecting the previous revenue recognition policies and the changes from the adoption of the new standard.

Basis of presentation

On May 31, 2017, the Company entered an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Wireline segment, to an external party. The transaction closed on September 15, 2017.

Accordingly, the operating results and operating cash flows for the Shaw Tracking business (an operating segment within the Wireline division) are presented as discontinued operations separate from the Company’s continuing operations. This MD&A reflects the results of continuing operations, unless otherwise noted.

Shaw Communications Inc.

Financial Highlights

	Three months ended November 30,
(millions of Canadian dollars except per share amounts)	2018	2017 (restated)(1)	Change %
Operations:
Revenue	1,355	1,245	8.8
Operating income before restructuring costs and amortization(2)	545	480	13.5
Operating margin(2)	40.2%	38.6%	1.6pts
Net income from continuing operations	187	117	59.8
Loss from discontinued operations, net of tax	—	(6)	(100.0)
Net income	187	111	68.5
Per share data:
Basic earnings (loss) per share
Continuing operations	0.36	0.23
Discontinued operations	—	(0.01)

	0.36	0.22

Diluted earnings (loss) per share
Continuing operations	0.36	0.23
Discontinued operations	—	(0.01)

	0.36	0.22

Weighted average participating shares for basic earnings per share outstanding during period (millions)	507	498
Funds flow from continuing operations(3)	439	367	19.6
Free cash flow(2)	164	64	>100.0

(1)

Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy related to the treatment of digital cable terminals (“DCTs”) to record as property, plant and equipment where under the previous policy DCTs were initially recorded as inventory upon acquisition. See “Accounting Standards.”

(2)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(3)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Key Performance Drivers

Shaw measures the success of its strategies using a number of key performance drivers which are defined and described under “Key Performance Drivers—Statistical Measures” in the 2018 Annual MD&A and in this MD&A below, which includes a discussion as to their relevance, definitions, calculation methods and underlying assumptions. The following key performance indicators are not measurements in accordance with IFRS, should not be considered alternatives to net income or any other measure of performance under IFRS and may not be comparable to similar measures presented by other issuers.

Commencing this fiscal year, we are disclosing Wireless average billing per subscriber unit (“ABPU”) and Wireless postpaid churn as key performance indicators.

Shaw Communications Inc.

Subscriber (or revenue generating unit (“RGU”)) highlights

			Change Three months ended
	November 30, 2018	August 31, 2018	November 30, 2018	November 30, 2017
Wireline – Consumer
Video – Cable	1,561,464	1,585,232	(23,768)	(18,008)
Video – Satellite	721,510	750,403	(28,893)	(20,505)
Internet	1,882,550	1,876,944	5,606	17,694
Phone	837,890	853,847	(15,957)	(17,418)

Total Consumer	5,003,414	5,066,426	(63,012)	(38,237)

Wireline – Business
Video – Cable	49,352	49,606	(254)	(705)
Video – Satellite	35,389	34,831	558	(512)
Internet	174,107	172,859	1,248	(494)
Phone	363,561	354,912	8,649	6,097

Total Business	622,409	612,208	10,201	4,386

Total Wireline	5,625,823	5,678,634	(52,811)	(33,851)

Wireless
Postpaid	1,115,787	1,029,720	86,067	33,050
Prepaid	352,686	373,138	(20,452)	1,260

Total Wireless	1,468,473	1,402,858	65,615	34,310

Total Subscribers	7,094,296	7,081,492	12,804	459

In Wireless, the Company continued to add wireless subscribers, gaining a net combined 65,615 postpaid and prepaid subscribers in the quarter. This represents an increase of almost double the 34,310 net additions gained in the first quarter of fiscal 2018. The increase in the postpaid customer base reflects continued customer demand for premium smartphones combined with device pricing and affordable packaging options, data centric plans, and the Company’s ongoing execution of its wireless growth strategy to improve the network and customer experience. More than half of the prepaid losses in the quarter included customer migrations to higher value postpaid plans while the other half was attributable to an active competitive environment targeting the prepaid segment.

Wireline RGUs declined by 52,811 in the quarter compared to a loss of 33,851 RGUs in the first quarter of 2018. The current quarter includes a decline in Consumer RGUs of 63,012 due primarily to the Company’s continued discipline with subscriber acquisition offers resulting in lower gross RGU additions.

Shaw Communications Inc.

Wireless Postpaid Churn

To assist in understanding the performance of our Wireless business, this quarter we commenced disclosing Wireless postpaid subscriber or RGU churn (“postpaid churn”). Subscriber churn measures success in retaining subscribers. Postpaid churn is a measure of the number of postpaid subscribers that deactivated during a period as a percentage of the average postpaid subscriber base during a period, calculated on a monthly basis. It is calculated by dividing the number of Wireless postpaid subscribers that deactivated (in a month) by the average number of postpaid subscribers during the month. When used or reported for a period greater than one month, postpaid churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the average number of postpaid subscribers of each period incurred.

Postpaid churn of 1.28% in the first quarter of fiscal 2019 compares to 1.64% in the first quarter of fiscal 2018 reflecting the significant and ongoing enhancements to the wireless customer experience.

Wireless average billing per subscriber unit (“ABPU”)

To assist in understanding the underlying economics of our Wireless business, this quarter we commenced disclosing Wireless average billing per subscriber unit per month (“ABPU”). We use ABPU as a measure that approximates the average amount the Company invoices an individual subscriber unit on a monthly basis.    ABPU helps us to identify trends and measure the Company’s success in attracting and retaining higher lifetime value subscribers. Wireless ABPU is calculated as service revenue (excluding the allocation of the device subsidy attributable to service revenue under IFRS 15) plus the monthly re-payments of the outstanding device balance owing from customers on contract, divided by the average number of subscriber units on the network during the period and is expressed as a rate per month.

ABPU of $41.99 in the first quarter of fiscal 2019 compares to $37.46 in the first quarter of fiscal 2018 reflecting the increased number of customers that are subscribing to higher value service plans and purchasing a device through Freedom.

Wireless average revenue per subscriber unit (“ARPU”)

Wireless ARPU is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. ARPU helps to identify trends and measure the Company’s success in attracting and retaining higher-value subscribers.

ARPU of $38.64 in the first quarter of fiscal 2019 increased almost 7% compared to the first quarter of fiscal 2018 and reflects the changes in accounting policies upon the adoption of IFRS 15, whereby a portion of the device subsidy, previously fully allocated as a reduction to equipment revenue, is allocated as a reduction to service revenue.

Shaw Communications Inc.

Overview

For detailed discussion of divisional performance see “Discussion of operations”. Highlights of the consolidated first quarter financial results are as follows:

Revenue

Revenue for the first quarter of fiscal 2019 of $1.36 billion increased $110 million or 8.8% from $1.25 billion for the first quarter of fiscal 2018, highlighted by the following:

•

The year-over-year improvement in revenue was primarily due to growth in the Wireless division which contributed an incremental $102 million or 59.6% to consolidated revenue driven primarily by higher postpaid RGUs (approximately 318,000 since November 30, 2017), a 12% and 7% year-over-year increase in ABPU to $41.99 and ARPU to $38.64, respectively, and a significantly greater proportion of postpaid subscribers purchasing handsets in the first quarter of fiscal 2019, resulting in a $40 million increase in service revenue and a $62 million increase in equipment revenue compared to the first quarter of fiscal 2018.

•

The Business division contributed $7 million or 5.0% growth over the first quarter of fiscal 2018 to consolidated revenue driven primarily by consistent customer growth reflecting the continued strong demand for Shaw’s SmartSuite of products and the impact of annual rate increases.

•

Consumer division revenue for the quarter remained largely unchanged compared to the first quarter of fiscal 2018 mainly due to higher Internet revenues and from Video and Internet rate increases during the period, all of which were fully offset by the impact of Video and Phone RGU losses and the change in Video customer and package mix.

Compared to the fourth quarter of fiscal 2018, consolidated revenue for the quarter increased 2.2% or $29 million (post-IFRS 15 from $1.326 billion to $1.355 billion). The increase in revenue over the prior quarter relates primarily to the growth in the Wireless division driven by added RGUs, higher ABPU (up from $41.00 in the fourth quarter of fiscal 2018 to $41.99 this quarter) and higher ARPU (post- IFRS 15 up from $38.38 in the fourth quarter of fiscal 2018 to $38.64) partially offset by a decrease in Wireline revenues as a result of lower Video RGUs.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization for the first quarter of fiscal 2019 of $545 million increased by $65 million or 13.5% from $480 million for the first quarter of fiscal 2018, highlighted by the following:

•	The year-over-year improvement in the Wireless division of $12 million was mainly due to RGU growth and the impact of a higher ABPU and ARPU partially offset by a decrease in equipment margins.

•	The year-over-year improvement in the Wireline division of $53 million driven primarily by higher revenues, lower employee-related costs attributed to the VDP and other cost saving initiatives.

Operating margin for the first quarter of 40.2% was up compared to 38.6% in the first quarter of fiscal 2018 due primarily to a 4.6% increase in the Wireline operating margin driven primarily by VDP related cost reductions partially offset by a decrease in the Wireless operating margin of 2.8% as a result of the additional equipment sales in the quarter and the lower resulting upfront margin when loading new subscribers.

Compared to the fourth quarter of fiscal 2018, operating income before restructuring costs and amortization for the current quarter decreased $10 million primarily due to higher Wireline operating costs including planned marketing costs related to sponsorships, lower Wireline revenues from net RGU losses and higher Wireless equipment costs partially offset by the overall growth in Wireless revenue.

Shaw Communications Inc.

Free cash flow

Free cash flow for the first quarter of fiscal 2019 of $164 million increased $100 million from $64 million in the first quarter of fiscal 2018, mainly due to a $65 million increase in operating income before restructuring costs and amortization and a decrease in capital expenditures and equipment costs in the amount of $68 million partially offset by higher cash taxes and lower dividends from associates.

Net income (loss)

Net income of $187 million for the three months ended November 30, 2018 compared to net income of $111 million for the same period in fiscal 2018. The changes in net income are outlined in the following table.

	November 30, 2018 net income compared to:
	Three months ended	Three months ended
(millions of Canadian dollars)	August 31, 2018 (restated)(1)	November 30, 2017 (restated)(1)
Increased (decreased) operating income before restructuring costs and amortization(2)	(10)	65
Decreased (increased) restructuring costs	15	(1)
Increased amortization	(1)	(2)
Change in net other costs and revenue(3)	(14)	(12)
Decreased income taxes	3	20
Increased income from discontinued operations, net of tax	—	6

	(7)	76

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy. See “Accounting Standards”.
(2)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(3)

Net other costs and revenue include equity income (loss) of an associate or joint venture, business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs, realized and unrealized foreign exchange differences and other losses as detailed in the unaudited Consolidated Statements of Income.

Outlook

The Company confirms that it remains on track to meet its fiscal 2019 guidance, which includes consolidated operating income before restructuring costs and amortization growing 4% to 6% over fiscal 2018; capital investments of approximately $1.2 billion; and free cash flow in excess of $500 million. The Company’s guidance includes assumptions related to cost reductions that will be achieved through TBT initiatives (specifically the VDP savings) that are expected to amount to $140 million of operating and capital savings in fiscal 2019 (approximately $85 million attributed to operating expenses and approximately $55 million attributed to capital expenditures).

See “Caution concerning forward-looking statements.”

Non-IFRS and additional GAAP measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial

Shaw Communications Inc.

performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

Below is a discussion of the non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before one-time items such as restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

	Three months ended November 30,
(millions of Canadian dollars)	2018	2017 (restated)(1)
Operating income from continuing operations	282	220
Add back (deduct):
Restructuring costs	1	—
Amortization:
Deferred equipment revenue	(6)	(9)
Deferred equipment costs	24	30
Property, plant and equipment, intangibles and other	244	239

Operating income before restructuring costs and amortization	545	480

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy. See “Accounting Standards”.

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

	Three months ended November 30,
	2018	2017 (restated)(1)	Change %
Wireline	46.2%	41.6%	4.6pts
Wireless	16.5%	19.3%	(2.8pts	)

Combined Wireline and Wireless	40.2%	38.6%	1.6pts

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15. See “Accounting Standards”.

Shaw Communications Inc.

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items is calculated as revenue less operating, general and administrative expenses from discontinued operations. This measure is used in the determination of free cash flow.

	Three months ended November 30,
(millions of Canadian dollars)	2018	2017
Loss from discontinued operations, net of tax	—	—
Add back (deduct):
Loss on divestiture, net of tax	—	(6)

Loss from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	—	(6)

Net debt leverage ratio

The Company uses this ratio to determine its optimal leverage ratio. Refer to “Liquidity and capital resources” for further detail.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders.

Free cash flow is comprised of operating income before restructuring costs and amortization, adding dividends from equity accounted associates, changes in receivable related balances with respect to customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, dividends paid on the preferred shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including operating income before restructuring costs and amortization continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended November 30,
(millions of Canadian dollars)	2018	2017 (restated)(1)	Change %
Revenue
Consumer	936	935	0.1
Business	147	140	5.0

Wireline	1,083	1,075	0.7
Service	167	127	31.5
Equipment	106	44	>100.0

Wireless	273	171	59.6

	1,356	1,246	8.8
Intersegment eliminations	(1)	(1)	—

	1,355	1,245	8.8

Operating income before restructuring costs and amortization(2)
Wireline	500	447	11.9
Wireless	45	33	36.4

	545	480	13.5

Capital expenditures and equipment costs (net):(3)
Wireline	205	223	(8.1)
Wireless	66	116	(43.1)

	271	339	(20.1)

Free cash flow before the following	274	141	94.3
Less:
Interest	(62)	(61)	1.6
Cash taxes	(50)	(44)	13.6
Other adjustments:
Dividends from equity accounted associates	—	23	(100.0)
Non-cash share-based compensation	1	1	—
Pension adjustment	3	4	(25.0)
Customer equipment financing	—	2	(100.0)
Preferred share dividends	(2)	(2)	—

Free cash flow	164	64	>100.0

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy. See “Accounting Standards”.
(2)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(3)	Per Note 3 to the unaudited interim Consolidated Financial Statements.

Shaw Communications Inc.

Discussion of operations

Wireline

	Three months ended November 30,
(millions of Canadian dollars)	2018	2017 (restated)(1)	Change %
Consumer	936	935	0.1
Business	147	140	5.0

Wireline revenue	1,083	1,075	0.7
Operating income before restructuring costs and amortization(2)	500	447	11.9

Operating margin(2)	46.2%	41.6%	4.6pts

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15. See “Accounting Standards”.
(2)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”

In the first quarter of fiscal 2019, Wireline RGUs decreased by 52,811 compared to a 33,851 RGU loss in the first quarter of fiscal 2018. The current quarter includes a decline in Consumer RGUs of 63,012 reflecting the Company’s continued discipline with subscriber acquisition offers resulting in lower gross RGU additions.

Revenue highlights include:

•

Consumer revenue for the first quarter of fiscal 2019 was essentially flat compared to the first quarter of fiscal 2018. Revenue generated by annual rate adjustments and incremental Internet RGUs were fully offset by the impact of reductions to Video and Phone RGUs, as well as customer downward migration in Video packages relative to a year ago.

•	As compared to the fourth quarter of fiscal 2018, the current quarter revenue decreased by $6 million or 0.6%, primarily due to the reduction in Video and Phone RGUs.

•

Business revenue of $147 million for the first quarter of fiscal 2019 was up $7 million or 5.0% over the first quarter of fiscal 2018. Growth was led by the continued success of selling the SmartSuite of products, specifically Smart Voice, as well as the impact of annual rate adjustments.

•	As compared to the fourth quarter of fiscal 2018, the current quarter revenue increased $2 million or 1.4%, primarily due to customer growth, specifically Phone RGU gains.

Operating income before restructuring costs and amortization highlights include:

•

Operating income before restructuring costs and amortization for the first quarter of fiscal 2019 of $500 million was up 11.9% or $53 million from $447 million in the first quarter of fiscal 2018. The increase related primarily to higher revenues in Business and lower operating costs driven by VDP-related reductions of approximately $25 million, reduced marketing spend and decreased programming costs offset partially by retroactive costs of $7.4 million related to higher rates than expected from the Copyright Board of Canada’s notice on rates payable for the Distant Signal Retransmission Tariff for the past tariff period of 2014 to 2018 (see “Government Regulations and Regulatory”).

•

As compared to the fourth quarter of fiscal 2018, Wireline operating income before restructuring costs and amortization for the current quarter decreased by $17 million driven primarily by lower Consumer revenue as a result of RGU losses and higher operating costs including planned marketing costs related to sponsorships.

Shaw Communications Inc.

Wireless

	Three months ended November 30,
(millions of Canadian dollars)	2018	2017 (restated)(1)	Change %
Service	167	127	31.5
Equipment and other	106	44	>100.0

Wireless revenue	273	171	59.6
Operating income before restructuring costs and amortization(2)	45	33	36.4

Operating margin(2)	16.5%	19.3%	(2.8pts	)

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15. See “Accounting Standards”.
(2)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”

The Wireless division added 65,615 RGUs in the first quarter of fiscal 2019 as compared to 34,310 RGUs gained in the first quarter of fiscal 2018. The increase in the postpaid customer base reflects continued customer demand for premium smartphones combined with device pricing and packaging options, data centric plans, and the Company’s ongoing execution of its wireless growth strategy to improve the network and customer experience. More than half of the prepaid losses in the quarter included customer migrations to postpaid as well as a more active competitive environment targeting the prepaid segment. Wireless Postpaid Churn of 1.28% represents a significant improvement from 1.64% in the first quarter of fiscal 2018 due to significant and ongoing enhancements to the customer experience.

Revenue highlights include:

•

Revenue of $273 million for the first quarter of fiscal 2019 was up $102 million or 59.6% over the first quarter of fiscal 2018. The increase in revenue was driven primarily by year-over-year growth in both equipment and service revenue. Service revenue grew by 31.5% as a result of increased postpaid RGUs and improved ABPU of $41.99 and ARPU of $38.64 as compared to $37.46 and $36.23, respectively, in the first quarter of fiscal 2018.

•

As compared to the fourth quarter of fiscal 2018, the current quarter revenue increased $33 million or 13.7% and ABPU increased by $0.99 or 2.4% (ABPU of $41.00 in the fourth quarter of fiscal 2018) and ARPU increased by $0.26 or 0.7% (ARPU of $38.38 in the fourth quarter of fiscal 2018).

Operating income before restructuring costs and amortization highlights include:

•

Operating income before restructuring costs and amortization of $45 million for the first quarter of fiscal 2019 improved by $12 million or 36.4% over the first quarter of fiscal 2018. The improvements were driven primarily by increased subscribers at higher ABPU/ARPU offset partially by higher distribution and handset costs associated with loading new customers.

•	As compared to the fourth quarter of fiscal 2018, operating income before restructuring costs and amortization for the current quarter increased $7 million or 18.4%.

Shaw Communications Inc.

Capital expenditures and equipment costs

	Three months ended November 30,
(millions of Canadian dollars)	2018	2017 (restated)(1)	Change %
Wireline
New housing development	30	29	3.4
Success-based	69	79	(12.7)
Upgrades and enhancements	65	93	(30.1)
Replacement	6	7	(14.3)
Building and other	35	15	>100.0

Total as per Note 3 to the unaudited interim consolidated financial statements	205	223	(8.1)

Wireless
Total as per Note 3 to the unaudited interim consolidated financial statements	66	116	(43.1)

Consolidated total as per Note 3 to the unaudited interim consolidated financial statements	271	339	(20.1)

(1)	Fiscal 2018 reported figures have been restated as a result of a change in accounting policy. See “Accounting Standards”.

In the first quarter of fiscal 2019, capital investment was $271 million, a $68 million or 20.1% decrease from the comparable period in fiscal 2018, driven by lower planned capital expenditures of $50 million in the Wireless division, $29 million less investment in Wireline system infrastructure and $10 million lower Wireline success-based equipment partially offset by approximately $20 million in higher capital expenditures for buildings and back office systems.

Wireline highlights include:

•

Success-based capital for the quarter of $69 million was $10 million lower than in the first quarter of fiscal 2018. The decrease was driven primarily by lower Video activations in the current quarter.

•

For the quarter, investment in combined upgrades, enhancements and replacement categories was $71 million, a $29 million or 29% decrease over the prior year driven by lower plannedWireline spend on system network infrastructure.

•

Investments in buildings and other in the amount of $35 million was $20 million higher year-over-year primarily related to costs associated with back office system upgrades and other corporate related costs.

Wireless highlights include:

•

Capital investment of $66 million in the first quarter decreased relative to the first quarter of fiscal 2018 primarily due to timing of expenditures. In fiscal 2019 there will be a continued focus on investment in the Wireless network and infrastructure, specifically the deployment of 700 MHz spectrum, LTE and small cells as well as retail expansion in new and existing markets and enhancements to the back-office systems. Network expansion related investment and the deployment of our low band spectrum is planned to increase over the coming quarter and for the remainder of fiscal 2019.

Shaw Communications Inc.

Supplementary quarterly financial information

Quarter	Revenue	Operating income before restructuring costs and amortization(3)	Net income (loss) from continuing operations attributable to equity shareholders	Net income (loss) attributable to equity shareholders	Net income (loss)(4)	Basic and Diluted earnings (loss) per share from continuing operations	Basic and Diluted earnings (loss) per share
(millions of Canadian dollars except per share amounts)
2019
First	1,355	545	187	187	187	0.36	0.36
2018
Fourth(1)	1,326	555	194	194	194	0.38	0.38
Third(1)	1,289	538	(99)	(99)	(99)	(0.20)	(0.20)
Second(1)	1,329	483	(175)	(175)	(175)	(0.35)	(0.35)
First(1)	1,245	480	117	111	111	0.23	0.22
2017
Fourth(2)	1,244	479	149	481	481	0.30	0.97
Third(2)	1,216	511	164	133	133	0.33	0.27
Second(2)	1,206	503	150	147	147	0.30	0.30

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy. See “Accounting Standards”.
(2)	Amounts calculated on a basis consistent with the Company’s previous accounting policies prior to adopting IFRS 15 and change in accounting policy.
(3)	See definition and discussion under “Non-IFRS and additional GAAP measures.”
(4)	Net income attributable to both equity shareholders and non-controlling interests

F19 Q1 vs F18 Q4	In the first quarter of fiscal 2019, net income decreased $7 million compared to the fourth quarter of fiscal 2018 mainly due to a $10 million decrease in operating income before restructuring costs and amortization and a decrease in other gains mainly related to a $16 million gain on the sale of certain wireless spectrum licenses in the fourth quarter of fiscal 2018. These decreases were partially offset by a $10 million increase in equity income related to the Company’s investment in Corus in the quarter.

F18 Q4 vs F18 Q3	In the fourth quarter of fiscal 2018, net income improved by $293 million compared to the third quarter of fiscal 2018 primarily due to an impairment charge of $284 million related to the Company’s investment in Corus Entertainment Inc. (“Corus”) recorded in the prior quarter.

F18 Q3 vs F18 Q2	In the third quarter of fiscal 2018, the net loss decreased $76 million compared to the second quarter of fiscal 2018 mainly due to a decrease in current quarter restructuring costs of $404 million and an increase in operating income before restructuring costs and amortization. The increase was partially offset by an impairment charge of $284 million related to the Company’s investment in Corus and higher income taxes.

F18 Q2 vs F18 Q1	In the second quarter of fiscal 2018, net income decreased $286 million compared to the first quarter of fiscal 2018 mainly due to $417 million of restructuring costs recorded during the quarter related to the Company’s TBT initiative and composed primarily of the costs associated with the VDP. The decrease was partially offset by increased wireless revenues of $93 million.

Shaw Communications Inc.

F18 Q1 vs F17 Q4	In the first quarter of fiscal 2018, net income decreased $370 million compared to the fourth quarter of fiscal 2017 mainly due to the $330 million gain on divestiture, net of tax, of ViaWest, as well as an $11 million non-operating provision recovery in the prior quarter.

F17 Q4 vs F17 Q3	In the fourth quarter of fiscal 2017, net income increased $348 million compared to the third quarter of fiscal 2017 mainly due to the gain on divestiture, net of tax, of ViaWest, and lower current quarter restructuring costs. The increase was partially offset by a decrease in operating income before restructuring costs and amortization, higher amortization, lower equity income from our investment in Corus and higher income taxes. Net other costs and revenue changed primarily due to a $14 million decrease in income from an equity accounted associate and an $11 million provision reversal related to the wind down of shomi in the quarter.

F17 Q3 vs F17 Q2	In the third quarter of fiscal 2017, net income decreased $14 million compared to the second quarter of fiscal 2017 mainly due to current quarter restructuring costs and losses on discontinued operations, net of tax, as well as increased amortization. The decrease was partially offset by an increase in operating income before restructuring costs and amortization and lower income taxes. Net other costs and revenue changed primarily due to a $16 million increase in income from an equity accounted associate and a $15 million provision reversal related to the wind down of shomi in the quarter.

Other income and expense items

Restructuring costs

Restructuring costs generally include severance, employee related costs and other costs directly associated with a restructuring program. For the three-month period ended November 30, 2018, the category included $1 million in restructuring charges related to the Company’s TBT initiative for a total of $447 million since the beginning of the program in March 2018.

As a first step in the TBT, the VDP was offered to eligible employees in the second quarter of fiscal 2018. The outcome of the program had approximately 3,300 Shaw employees accepting the VDP package, representing approximately 25% of all employees. The costs related to this program make up the majority of the restructuring costs recorded in the prior year; however, in the first quarter of fiscal 2019, further organizational changes in the execution of TBT resulted in additional restructuring costs.

In the first quarter of fiscal 2019, approximately 220 employees exited the Company, bringing the total number of employees who departed under the VDP to over 1,500 employees. This led to operating cost reductions of approximately $25 million and capital cost reductions of approximately $6 million in the quarter.

Shaw Communications Inc.

Amortization

	Three months ended November 30,
(millions of Canadian dollars)	2018	2017 (restated)(1)	Change %
Amortization revenue (expense)
Deferred equipment revenue	6	9	(33.3)
Deferred equipment costs	(24)	(30)	(20.0)
Property, plant and equipment, intangibles and other	(244)	(239)	2.1

(1)	Fiscal 2018 reported figures have been restated as a result of a change in accounting policy. See “Accounting Standards”.

Amortization of property, plant and equipment, intangibles and other increased 2.1% for the three months ended November 30, 2018, over the comparable period due to amortization of new expenditures exceeding the amortization of assets that became fully amortized during the period.

Amortization of financing costs and interest expense

	Three months ended November 30,
(millions of Canadian dollars)	2018	2017	Change %
Amortization of financing costs – long-term debt	1	1	—
Interest expense	62	61	1.6

Interest expense for the three month period ended November 30, 2018 was higher than the comparable period due to higher average outstanding debt balances in the current year. See note 9 of the unaudited interim consolidated financial statements for further detail.

Equity income of an associate or joint venture

For the three month period ended November 30, 2018 the Company recorded equity income of $23 million related to its interest in Corus, compared to equity income of $30 million for the comparable period.

Other gains/losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.

Income taxes

Income taxes are lower in the quarter compared to the first quarter of fiscal 2018 mainly due to an increase in applicable tax rates in the first quarter of fiscal 2018 partially offset by the increase in net income in the current quarter.

Shaw Communications Inc.

Financial position

Total assets were $15.4 billion at November 30, 2018 compared to $14.4 billion at August 31, 2018. The following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2018.

Current assets increased $923 million due to increases in cash of $805 million, accounts receivable of $3 million, inventories of $43 million, other current assets of $63 million, and current portion of contract assets of $9 million. Cash increased primarily due to the issuance of $1 billion of senior notes that netted proceeds of $993 million, partially offset by cash outlays for investing activities that exceeded the funds provided by operations. Inventories increased mainly due to the purchase of handsets within the Wireless division.

Other current assets increased over the period mainly due to a significant increase in Wireless subscribers participating in the Company’s MyTab Boost, a plan that allows customers to pay less for their handset upfront if they pay a predetermined incremental amount on a monthly basis which continues to be driven by growth in handset sales.

The current portion of contract assets increased over the period mainly due to an increase in Wireless subscribers participating in the Company’s discretionary wireless handset discount program. Under IFRS 15, the portion of this discount relating to the handset is applied against equipment revenue at the point in time that the handset is transferred to the customer while the portion relating to service revenue is recorded as a contract asset and amortized over the life of the contract against future service revenues.

Investments and other assets increased by $24 million due to equity income and other comprehensive income of associates related to the Company’s investment in Corus Entertainment Inc. Property, plant and equipment increased $15 million due to capital investments in excess of amortization.

Current liabilities increased $1.1 billion during the period primarily due to an increase in the current portion of long-term debt of $1.25 billion and provisions of $29 million, partially offset by decreases in accounts payable and accrued liabilities of $114 million and income taxes payable of $15 million. The increase in current provisions was mainly due to the increase in restructuring costs related to TBT becoming due in the next 12 months. In connection with the VDP, the Company recorded a total of $447 million in restructuring charges in fiscal 2018 and 2019 primarily related to severance and other related costs, of which $198 million has been paid, $187 million is included in current provisions and $64 million is included in long-term provisions. Income taxes payable decreased due to normal course tax installment payments, partially offset by the current period provision. Accounts payable and accruals decreased due to the timing of payment and fluctuations in various payables including capital expenditures, interest and programming costs. Current portion of long-term debt increased due to the reclassification of a $1.25 billion senior note coming due in October 2019.

Long-term debt decreased $256 million primarily due to the change in classification of the $1.25 billion senior note to current, as noted above, partially offset by the issuance of $1 billion in senior notes, with $500 million due in 2023 and $500 million due in 2028.

Shareholders’ equity increased $99 million mainly due to an increase in share capital of $55 million, retained earnings of $32 million, and accumulated other comprehensive income of $11 million. Share capital increased due to the issuance of 2,216,054 Class B non-voting participating shares (“Class B Non-Voting Shares”) under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). Retained earnings increased due to current year income of $187 million partially offset by dividends of $102 million. Accumulated other comprehensive loss decreased due to the re-measurement recorded on employee benefit plans and a change in unrealized fair value of derivatives.

Shaw Communications Inc.

As at December 31, 2018, there were 487,211,164 Class B Non-Voting Shares, 10,012,393 Series A Shares, 1,987,607 Series B Shares and 22,420,064 Class A Shares issued and outstanding. As at December 31, 2018, 15,991,367 Class B Non-Voting Shares were issuable on exercise of outstanding options. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Liquidity and capital resources

In the three-month period ended November 30, 2018, the Company generated $164 million of free cash flow. Shaw used its free cash flow along with $993 million net proceeds from a senior note issuance, proceeds on issuance of Class B Non-Voting Shares of $2 million, and cash on hand to pay common share dividends of $98 million, fund the net working capital change of $211 million and pay restructuring costs of $27 million.

On November 2, 2018, the Company solidified its balance sheet through the issuance of $1 billion in senior notes, comprised of $500 million at a rate of 3.80% due November 2, 2023 and $500 million at a rate of 4.40% due November 2, 2028. The funds will be used for general corporate purposes which may include the repayment of indebtedness. On November 21, 2018, the Company amended the terms of its $1.5 billion bank credit facility to extend the maturity date to December 2023. The facility can be used for working capital and general corporate purposes, including to issue letters of credit.

As at November 30, 2018, the Company had $1.2 billion of cash on hand and its $1.5 billion bank credit facility was fully undrawn.

The Company issued Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $53 million during the three month period ending November 30, 2018.

The Company has established an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. As at November 30, 2018, the proceeds of the sales were committed up to a maximum of $100 million (with $40 million currently drawn under the program). The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables remain recognized on the Company’s Consolidated Statement of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivable has no claim on any of our other assets.

As at November 30, 2018, the net debt leverage ratio for the Company was 2.0x. Considering the prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.0 to 2.5x would be optimal leverage for the Company in the current environment. Should the ratio fall below this, other than on a temporary basis, the Board may choose to recapitalize back into this optimal range. The Board may also determine to increase the Company’s debt above these levels to finance specific strategic opportunities such as a significant acquisition or repurchase of Class B Non-Voting Shares in the event that pricing levels were to drop precipitously.

Shaw Communications Inc.

The Company calculates net debt leverage ratio as follows(1):

(millions of Canadian dollars)	November 30, 2018	August 31, 2018 restated(3)
Short-term borrowings	40	40
Current portion of long-term debt	1,251	1
Long-term debt	4,054	4,310
50% of outstanding preferred shares	147	147
Cash	(1,189)	(384)

(A) Net debt(2)	4,303	4,114

Operating income before restructuring costs and amortization	2,121	2,056
Corus dividends	69	92

(B) Adjusted operating income before restructuring costs and amortization(2)	2,190	2,148

(A/B) Net debt leverage ratio	2.0x	1.9x

(1)	The following contains a description of the Company’s use of non-IFRS financial measures, provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.
(2)

These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies and have not been presented as an alternative to liquidity prescribed by IFRS.

(3)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy. See “Accounting Standards”.

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	> 2.00:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)	Fixed Charges are defined as the aggregate interest expense for the most recently completed fiscal quarter multiplied by four.

As at November 30, 2018, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings which currently mature in December of 2023.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations, obligations, working capital requirements, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Subsequent to quarter-end, on December 4, 2018, the Company entered into new unsecured letter of credit facilities, under which letters of credit were issued in favour of and filed with Innovation, Science and Economic Development Canada (“ISED”) to fulfill the pre-auction financial deposit requirement with respect to its application to participate in the 600 MHz spectrum auction that will commence on March 12, 2019. Under the terms of ISED’s 600 MHz auction, communications between bidders that would provide insights into bidding strategies, including references to preferred blocks, technologies or valuations are precluded until the deadline for the final payment. Disclosure of the precise amount of the letters of credit could be interpreted as a signal of bidding intentions.

Shaw Communications Inc.

Cash Flow from Operations

Operating Activities

	Three months ended November 30,
(millions of Canadian dollars)	2018	2017 (restated)(1)	Change %
Funds flow from continuing operations	439	367	19.6
Net change in non-cash balances related to operations	(104)	1	(100.0)
Operating activities of discontinued operations	—	(2)	(100.0)

	335	366	(8.5)

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy. See “Accounting Standards”.

For the three months ended November 30, 2018, funds flow from operating activities decreased over the comparable period in fiscal 2018 primarily due to a decrease in net change in non-cash balances related to operations, which was partially offset by higher funds flow from continuing operations. The net change in non-cash balances related to operations fluctuated over the comparative period due to changes in accounts receivable and other current asset balances, and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended November 30,
(millions of Canadian dollars)	2018	2017 (restated)(1)	Increase
Cash flow used in investing activities	(423)	(351)	72

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflects a change in accounting policy. See “Accounting Standards”.

For the three months ended November 30, 2018, the cash used in investing activities increased over the comparable period in fiscal 2018 due primarily to higher net additions of property, plant and equipment and inventory during the current period.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended November 30,
(millions of Canadian dollars)	2018	2017
Senior notes – net borrowings	993	—
Bank facility arrangement costs	(2)	—
Dividends	(100)	(98)
Issuance of Class B Non-Voting Shares	2	21

	893	(77)

On November 2, 2018, the Company solidified its balance sheet through the issuance of $1 billion in senior notes, comprised of $500 million at a rate of 3.80% due November 2, 2023 and $500 million at a rate of 4.40% due November 2, 2028, less transaction costs of $7 million. On November 21, 2018 the Company amended the terms of its $1.5 billion bank credit facility to extend the maturity date to December 2023 which resulted in $2 million in facility arrangement costs in the quarter. (see “Liquidity and Capital Resources” for further detail).

Shaw Communications Inc.

Capital Resources

There has been no material change in the Company’s capital resources, including commitments for capital expenditures, between August 31, 2018 and November  30, 2018.

Accounting standards

The MD&A included in the Company’s August 31, 2018 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. See “Critical Accounting Policies and Estimates” in the Company’s Management Discussion and Analysis for the year ended August 31, 201. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as described below.

a) New accounting standards

We adopted the following new accounting standards effective September 1, 2018.

•

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps:

(1) identify the contract(s) with a customer;

(2) identify the performance obligations in the contract;

(3) determine the transaction price;

(4) allocate the transaction price to the performance obligations in the contract; and,

(5) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of IFRS 15 impacted the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers.

The application of this standard most significantly affected our Wireless arrangements that bundle equipment and service together, specifically with regards to the timing of recognition and classification of revenue. The timing of recognition and classification of revenue was affected because at contract inception, IFRS 15 requires the estimation of total consideration to be received over the contract term, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. This resulted in a decrease to equipment revenue recognized at contract inception, as the discount previously recognized over 24 months is now recognized at contract inception, and a decrease to service revenue recognized over the course of the contract, as a portion of the discount previously allocated solely to equipment revenue is allocated to service revenue. The measurement of total revenue recognized over the life of a contract was unaffected by the new standard.

IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over the life of a contract on a

Shaw Communications Inc.

rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. The Company previously expensed such costs as incurred.

The Company’s financial position was also impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers.

For purposes of applying the new standard on an ongoing basis, we must make judgments in respect of the new standard. We must make judgments in determining whether a promise to deliver goods or services is considered distinct, how to determine the transaction prices and how to allocate those amounts amongst the associated performance obligations. We must also exercise judgment as to whether sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized and subsequently amortized on a systematic basis over time.

We have made a policy choice to adopt IFRS 15 with full retrospective application, subject to certain practical expedients. As a result, all comparative information in these financial statements has been prepared as if IFRS 15 had been in effect since September 1, 2017. The accounting policies set out in note 2 have been applied in preparing the interim consolidated financial statements as at and for the three months ended November 30, 2018, the comparative information presented for the three months ended November 30, 2017, and for the consolidated statements of financial position as at September 1, 2017 and August 31, 2018.

Upon adoption of, and transition to, IFRS 15, we elected to utilize the following practical expedients:

•	Completed contracts that begin and end within the same annual reporting period and those completed before September 1, 2017 are not restated;

•

Contracts modified prior to September 1, 2017 are not restated. The aggregate effect of these modifications is reflected when identifying the satisfied and unsatisfied performance obligations, determining the transaction price and allocating the transaction price to the satisfied and unsatisfied performance obligations; and

•

Not disclose, on an annual basis, the unsatisfied portions of performance obligations related to contracts with a duration of one year or less or where the revenue we recognize is equal to the amount invoiced to the customer.

Shaw Communications Inc.

Impacts of IFRS 15, Revenue from Contracts with Customers

The effect of transition to IFRS 15 on impacted line items on our condensed Consolidated Statements of Income as disclosed in “Transition adjustments” below for the three months ended November 30, 2017 are as follows:

		Three months ended November 30, 2017
		As	Effect	Subsequent to
(millions of Canadian dollars)		reported	of transition	transition
Revenue	i.	1,249	(4)	1,245
Operating, general and administrative expenses	ii.	(768)	3	(765)
Income tax expense		77	(1)	76
Net income from continuing operations		120	—	120

i) Allocation of transaction price

Revenue recognized at point of sale requires the estimation of total consideration over the contract term and allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, equipment revenue recognized at contract inception, as well as service revenue recognized over the course of the contract is lower than previously recognized as noted above.

ii) Deferred commission costs

Costs incurred to obtain or fulfill a contract with a customer were previously expensed as incurred. Under IFRS 15, these costs are capitalized and subsequently amortized as an expense over the life of the customer on a rational, systematic basis consistent with the pattern of the transfer of goods and services to which the asset relates. As a result, commission costs are reduced in the period, with an offsetting increase in amortization of capitalized costs over the average life of a customer.

The effect of transition to IFRS 15 on our disaggregated revenues for the three months ended November 30, 2017 are as follows:

	Three months ended November 30, 2017
	As	Effect	Subsequent to
(millions of Canadian dollars)	reported	of transition	transition
Services
Wireline - Consumer	935	—	935
Wireline - Business	140	—	140
Wireless	131	(4)	127

	1,206	(4)	1,202

Equipment and other
Wireless	44	—	44

	44	—	44

Intersegment eliminations	(1)	—	(1)

Total revenue	1,249	(4)	1,245

For the year ended August 31, 2018, the total effect of transition on revenue was a decrease of $50 million. Additional details on the full impact of IFRS 15 on fiscal 2018 results can be found under Note 2 of the Consolidated Financial Statements of the Company for the year ended August 31, 2018.

Shaw Communications Inc.

The effect of transition to IFRS 15 on impacted line items on our condensed Consolidated Statements of Financial Position as disclosed in “Transition adjustments” below as at September 1, 2017 and August 31, 2018 are as follows:

		As at September 1, 2017			As at August 31, 2018
		As	Effect	Subsequent to	As	Effect	Subsequent to
(millions of Canadian dollars)		reported	of transition	transition	reported	of transition	transition
Current portion of contract assets	i.	—	15	15	—	59	59
Other current assets	ii.	155	24	179	286	(13)	273
Contract assets	i.	—	44	44	—	76	76
Other long-term assets	ii.	255	(39)	216	300	(102)	198
Accounts payable and accrued liabilities	i.	913	(4)	909	971	(1)	970
Unearned revenue	i.	211	(211)	—	221	(221)	—
Current portion of contract liabilities	i.	—	214	214	—	226	226
Deferred credits	i.	490	(21)	469	460	(18)	442
Deferred income tax liabilities	ii.	1,858	5	1,863	1,894	(6)	1,888
Contract liabilities	i.	—	21	21	—	18	18
Shareholders’ equity		6,154	40	6,194	5,957	22	5,979

i) Contract assets and liabilities

Contract assets and liabilities are the result of the difference in timing related to revenue recognized at the beginning of a contract and cash collected. Contract assets arise primarily as a result of the difference between revenue recognized on the sale of wireless device at the onset of a term contract and the cash collected at the point of sale.

Contract liabilities are the result of receiving payment related to a customer contract before providing the related goods or services. We will account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

ii) Deferred commission cost asset

Under IFRS 15, we will defer commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them over the pattern of the transfer of goods and services to the customer, which is typically evenly over 24 to 36 months.

Refer to “Transition adjustments” below for the impact of application of IFRS 15 on our previously reported consolidated statements of cash flows.

•

IFRS 9 Financial Instruments was revised and issued in July 2014 and replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes updated guidance on the classification and measurement of financial instruments, new guidance on measuring impairment on financial assets, and new hedge accounting guidance. We have applied IFRS 9, and the related consequential amendments to other IFRSs, on a retrospective basis except for the changes to hedge accounting as described below which were applied on a prospective basis. The adoption of IFRS 9 did not have a significant impact on our financial performance or the carrying amounts of our financial instruments as set out in “Transition adjustments” below.

IFRS 9 replaces the classification and measurement models in IAS 39 with a single model under which financial assets are classified and measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL) and eliminates the IAS 39 categories of held-to-maturity, loans and receivables and available-for-sale. Investments and equity instruments are required to be measured by default at FVTPL unless an irrevocable

Shaw Communications Inc.

option for each equity instrument is taken to measure at FVOCI. The classification and measurement of financial assets is based on the business model that the asset is managed and its contractual cash flow characteristics. The adoption of IFRS 9 did not change the measurement bases of our financial assets

•	Cash and derivative instruments classified as held-for-trading and measured at FVTPL under IAS 39 continue to be measured as such under IFRS 9 with an updated classification of FVTPL

•	Other financial assets classified as available-for-sale and measured at FVOCI under IAS 39 continue to be measured as such under IFRS 9 with an updated classification of FVOCI

•

Investments in equity securities not quoted in an active market and where fair value cannot be reliably measured that were classified as available-for-sale and recorded at cost less impairment under IAS 39 are now required to be classified and measured at FVTPL under IFRS 9. There has been no change to the measurement of these assets on transition

•

Trade and other receivables classified as loans and receivables and measured at amortized cost under IAS 39 continue to be measured as such under IFRS 9 with an updated classification of amortized cost

For financial liabilities, IFRS 9 retains most of the IAS 39 requirements. We did not choose the option of designating any financial liabilities at FVTPL as such, the adoption of IFRS 9 did not impact our accounting policies for financial liabilities as all liabilities continue to be measured at amortized cost.

The impairment of financial assets under IFRS 9 is based on an expected credit loss (ECL) model, as opposed to the incurred loss model in IAS 39. IFRS 9 applies to financial assets measured at amortized cost, including contract assets under IFRS 15, and requires that we consider factors that include historical, current and forward-looking information when measuring the ECL. We use the simplified approach for measuring losses based on the lifetime ECL for trade receivables and contract assets. Amounts considered uncollectible are written off and recognized in operating, general and administrative expenses in the Consolidated Statement of Income. This change did not have a significant impact to our receivables.

IFRS 9 does not fundamentally change the types of hedging relationships or the requirements to measure and recognize ineffectiveness; however, it requires us to ensure that the hedge accounting relationships are aligned with our risk management objective and strategy and to apply a more qualitative and forward-looking approach to assess hedge effectiveness. It also requires that amounts related to cash flow hedges of anticipated purchases of non-financial assets settled during the period to be reclassified from accumulated other comprehensive income to the initial cost of the non-financial asset when it is recognized. Under IAS 39, when an anticipated transaction was subsequently recorded as a non-financial asset, the amounts were reclassified from other comprehensive income (loss).

In accordance with IFRS 9’s transition provisions for hedge accounting, the Company has applied the IFRS 9 hedge accounting requirements prospectively from the date of initial application without restatement of prior period comparatives. The Company’s qualifying hedging relationships in place as at August 31, 2018 also qualified for hedge accounting in accordance with IFRS 9 and were therefore regarded as continuing hedging relationships. As the critical terms of the hedging instruments match those of their corresponding hedged items, all hedging relationships continue to be effective under IFRS 9’s effectiveness assessment requirements. The Company has not designated any hedging relationships under IFRS 9 that would not have met the qualifying hedge accounting criteria under IAS 39.

Shaw Communications Inc.

b) Standards and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•

IFRS 16 Leases was issued in January 2016 and replaces IAS 17 Leases. The new standard requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As the Company has significant contractual obligations currently being recognized as operating leases, we anticipate that the application of IFRS 16 will result in a material increase to both assets and liabilities and material changes to the timing of the recognition of expenses associated with the lease arrangements although at this stage in the Company’s IFRS 16 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

This new standard is described in our 2018 consolidated financial statements. We continue to assess the impact of this standard on our consolidated financial statements and we are progressing with the implementation of this standard. As at the date of these interim financial statements, there have been no significant changes to the disclosure related to the implementation of this standard that was included in our 2018 financial statements. We intend to disclose the estimated financial effects of the adoption of IFRS 16 in our 2019 annual audited consolidated financial statements.

c) Change in accounting policy

Effective September 1, 2018, the Company voluntarily changed its accounting policy related to the treatment of digital cable terminals (“DCTs”) to record them as property, plant and equipment rather than inventory upon acquisition. The Company believes that the change in accounting policy will result in clearer and more relevant financial information as the Company has recently changed its offerings to customers, which has resulted in DCTs being predominantly rented rather than sold to customers. Previously, inventories included DCTs which were held pending rental or sale to the customer at cost or at a subsidized price. When the subscriber equipment was rented, it was transferred to property, plant and equipment and amortized over its useful life and then removed from capital and returned to inventory when returned by a customer. Under the new policy, all DCTs will be classified as property, plant and equipment regardless of whether or not they are currently deployed to a customer as the Company believes that this better reflects the economic substance of its operations. This change in accounting policy has been applied retrospectively. Refer to “Transition adjustments” below for the impact of this change of accounting policy on previously reported Consolidated Statements of Financial Position, Consolidated Statements of Income and Consolidated Statements of Cash Flows.

Shaw Communications Inc.

d) Transition adjustments

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our condensed consolidated Statements of Income for the three months ended November 30, 2017.

	Three months ended November 30, 2017
	As	IFRS 15	Change in	Subsequent to
(millions of Canadian dollars)	reported	transition	accounting policy	transition
Revenue	1,249	(4)	—	1,245
Operating, general and administrative expenses	(768)	3	—	(765)
Restructuring costs	—	—	—	—
Amortization:				—
Deferred equipment revenue	9	—	—	9
Deferred equipment costs	(30)	—	—	(30)
Property, plant and equipment, intangibles and other	(235)	—	(4)	(239)

Operating income from continuing operations	225	(1)	(4)	220
Amortization of financing costs – long-term debt	(1)	—	—	(1)
Interest expense	(61)	—	—	(61)
Equity income of an associate or joint venture	30	—	—	30
Other gains	4	—	—	4

Income from continuing operations before income taxes	197	(1)	(4)	192
Current income tax expense	36	—	—	36
Deferred income tax expense	41	(1)	(1)	39

Net income from continuing operations	120	—	(3)	117
Loss from discontinued operations, net of tax	(6)	—	—	(6)

Net income	114	—	(3)	111

Net income from continuing operations attributable to:
Equity shareholders	120	—	(3)	117

Loss from discontinued operations attributable to:
Equity shareholders	(6)	—	—	(6)

Basic earnings (loss) per share
Continuing operations	0.23	—	—	0.23
Discontinued operations	(0.01)	—	—	(0.01)

	0.22	—	—	0.22

Diluted earnings (loss) per share
Continuing operations	0.23	—	—	0.23
Discontinued operations	(0.01)	—	—	(0.01)

	0.22	—	—	0.22

Shaw Communications Inc.

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our condensed consolidated Statement of Financial Position as at September 1, 2017.

	As at September 1, 2017
	As	IFRS 15	Change in	Subsequent to
(millions of Canadian dollars)	reported	transition	accounting policy	transition
ASSETS
Current
Cash	507	—	—	507
Accounts receivable	286	—	—	286
Inventories	109	—	(50)	59
Other current assets	155	24	—	179
Current portion of contract assets	—	15	—	15
Assets held for sale	61	—	—	61

	1,118	39	(50)	1,107
Investments and other assets	937	—	—	937
Property, plant and equipment	4,344	—	50	4,394
Other long-term assets	255	(39)	—	216
Deferred income tax assets	4	—	—	4
Intangibles	7,435	—	—	7,435
Goodwill	280	—	—	280
Contract assets	—	44	—	44

	14,373	44	—	14,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings	—	—	—	—
Accounts payable and accrued liabilities	913	(4)	—	909
Provisions	76	—	—	76
Income taxes payable	151	—	—	151
Unearned revenue	211	(211)	—	—
Current portion of contract liabilities	—	214	—	214
Current portion of long-term debt	2	—	—	2
Liabilities held for sale	39	—	—	39

	1,392	(1)	—	1,391
Long-term debt	4,298	—	—	4,298
Other long-term liabilities	114	—	—	114
Provisions	67	—	—	67
Deferred credits	490	(21)	—	469
Contract liabilities	—	21	—	21
Deferred income tax liabilities	1,858	5	—	1,863

	8,219	4	—	8,223
Shareholders’ equity
Common and preferred shareholders	6,153	40	—	6,193
Non-controlling interests in subsidiaries	1	—	—	1

	6,154	40	—	6,194

	14,373	44	—	14,417

Shaw Communications Inc.

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our condensed consolidated Statement of Financial Position as at August 31, 2018.

	As at August 31, 2018
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
ASSETS
Current
Cash	384	—	—	384
Accounts receivable	255	—	(2)	253
Inventories	101	—	(40)	61
Other current assets	286	(13)	—	273
Current portion of contract assets	—	59	—	59
Assets held for sale	—	—	—	—

	1,026	46	(42)	1,030
Investments and other assets	660	—	—	660
Property, plant and equipment	4,672	—	30	4,702
Other long-term assets	300	(102)	(1)	197
Deferred income tax assets	4	—	—	4
Intangibles	7,482	—	—	7,482
Goodwill	280	—	—	280
Contract assets	—	76	—	76

	14,424	20	(13)	14,431

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings	40	—	—	40
Accounts payable and accrued liabilities	971	(1)	—	970
Provisions	245	—	—	245
Income taxes payable	133	—	—	133
Unearned revenue	221	(221)	—	—
Current portion of contract liabilities	—	226	—	226
Current portion of long-term debt	1	—	—	1
Liabilities held for sale	—	—	—	—

	1,611	4	—	1,615
Long-term debt	4,310	—	—	4,310
Other long-term liabilities	13	—	—	13
Provisions	179	—	—	179
Deferred credits	460	(18)	—	442
Contract liabilities	—	18	—	18
Deferred income tax liabilities	1,894	(7)	(3)	1,884

	8,467	(3)	(3)	8,461
Shareholders’ equity
Common and preferred shareholders	5,956	22	(9)	5,969
Non-controlling interests in subsidiaries	1	—	—	1

	5,957	22	(9)	5,970

	14,424	19	(12)	14,431

Shaw Communications Inc.

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our condensed consolidated Statement of Cash Flows for the three months ended November 30, 2017.

	Three months ended November 30, 2017
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
OPERATING ACTIVITIES
Funds flow from continuing operations	384	(17)	—	367
Net change in non-cash balances related to continuing operations	(17)	17	1	1
Operating activities of discontinued operations	(2)	—	—	(2)

	365	—	1	366

INVESTING ACTIVITIES
Additions to property, plant and equipment	(332)	—	14	(318)
Additions to equipment costs (net)	(16)	—	—	(16)
Additions to other intangibles	(35)	—	—	(35)
Net additions (reductions) to inventories	(15)	—	(15)	(30)
Proceeds on sale of discontinued operations, net of cash sold	18	—	—	18
Net additions to investments and other assets	23	—	—	23
Proceeds on disposal of property, plant and equipment	7	—	—	7

	(350)	—	(1)	(351)

FINANCING ACTIVITIES
Issue of Class B Non-Voting Shares	21	—	—	21
Dividends paid on Class A Shares and Class B Non-Voting Shares	(96)	—	—	(96)
Dividends paid on Preferred Shares	(2)	—	—	(2)

	(77)	—	—	(77)

Increase (decrease) in cash	(62)	—	—	(62)
Cash, beginning of the period	507	—	—	507

Cash of continuing operations, end of the period	445	—	—	445

Related party transactions

The Company’s transactions with related parties are discussed in its Management’s Discussion and Analysis for the year ended August 31, 2018 under “Related Party Transactions” and under Note 28 of the Consolidated Financial Statements of the Company for the year ended August 31, 2018. There has been no material change in the Company’s transactions with related parties between August 31, 2018 and November 30, 2018.

Financial instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between August 31, 2018 and November 30, 2018. See “Known Events, Trends, Risks and Uncertainties — Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s Management’s Discussion and Analysis for the year ended August 31, 2018 and the section entitled “Financial Instruments” under Note 29 of the Consolidated Financial Statements of the Company for the year ended August 31, 2018.

Shaw Communications Inc.

Internal controls and procedures

Details relating to disclosure controls and procedures, and internal control over financial reporting (“ICFR”), are discussed in the Company’s Management’s Discussion and Analysis for the year ended August 31, 2018 under “Certification”. Other than the items described below, there have been no changes in the Company’s ICFR this quarter that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

On September 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers and implemented a new revenue recognition accounting system that enabled it to comply with the IFRS 15 requirements. As a result, significant additions and modifications have been made to the Company’s ICFR for the Wireless segment. Notably, the Company has:

•	updated its policies and procedures related to how revenue is recognized;

•	implemented controls surrounding the recently implemented revenue recognition system to ensure the inputs, processes, and outputs are accurate; and

•	implemented controls designed to address risks associated with the five-step revenue recognition model.

Risks and uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s MD&A for the year ended August 31, 2018 under “Known Events, Trends, Risks and Uncertainties”.

Government regulations and regulatory developments

See our MD&A for the year ended August 31, 2018 for a discussion of the significant regulations that affected our operations as at November 28, 2018. The following is a list of the significant regulatory developments since that date.

Lower-Cost Data Only Plans

In Telecom Decision CRTC 2018-97, the Canadian Radio-television and Telecommunications Commission (“CRTC”) acknowledged the Government’s concerns about wireless affordability at the lower end of the market, particularly for data-only packages, and found that it was unclear whether the market could be relied on to deliver lower-cost data only plans. Accordingly, the CRTC launched a new consultation to investigate the availability and pricing of data-only packages, including whether wireless carriers should be required to offer low-cost data-only packages. In December 2018, the CRTC determined that it would refrain from mandating specific low-cost data-only plans instead opting to direct the three incumbent national wireless carriers to make available proposed low-cost data-only plans and to keep those plans in the market at least until a decision is issued in the review of mobile wireless services scheduled to commence in early 2019.

ISED Consultation on Service Areas

At the end of 2018, ISED initiated a consultation on a new set of smaller service areas for spectrum licensing (Tier 5) to complement ISED’s existing suite of spectrum licensing mechanisms, noting that a smaller licensing area option would encourage additional access to spectrum within rural areas.

Copyright

Bill C-86, the Budget Implementation Act (“BIA”) received Royal Assent on December 17, 2018 and contains several amendments to the Copyright Act which will come into force on April 1, 2019. The amendments create the potential for increased fees as well as risk of copyright infringement. The BIA will

Shaw Communications Inc.

eliminate the Act’s mandatory tariff-setting regime for SOCAN tariffs (public performance of works) by the Copyright Board, providing SOCAN the option of negotiating payments on a user-by-user basis through direct licensing. A direct licensing approach, if undertaken by SOCAN, could increase royalty rates as well as the transactional costs associated with negotiating rates. The BIA also potentially increases risk of claims (and associated liability) in connection with unrepresented repertoire, by removing a provision that prevented infringement proceedings by unrepresented rightsholders in situations where no tariff is filed.

On December 18, 2018, the Copyright Board issued a notice on the rates payable for the Distant Signal Retransmission Tariff for the past tariff period of 2014 - 2018, inclusive. If any rightsholder collective or objector to the tariff applies for judicial review, such a review could result in increased royalty rates pursuant to any redetermination of the rates by the Board.

In the current quarter, the Company incurred retroactive costs of $7.4 million related to higher rates than expected for the retransmission tariffs related to the period of 2014 to 2018.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(millions of Canadian dollars)	November 30, 2018	August 31, 2018 (restated, note 2)	September 1, 2017 (restated, note 2)
ASSETS
Current
Cash	1,189	384	507
Accounts receivable	256	253	286
Inventories	104	61	59
Other current assets [note 5]	336	273	179
Current portion of contract assets [note 4]	68	59	15
Assets held for sale	—	—	61

	1,953	1,030	1,107
Investments and other assets [notes 14 and 15]	684	660	937
Property, plant and equipment	4,717	4,702	4,394
Other long-term assets [note 14]	186	197	216
Deferred income tax assets	5	4	4
Intangibles	7,483	7,482	7,435
Goodwill	280	280	280
Contract assets [note 4]	76	76	44

	15,384	14,431	14,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings [note 6]	40	40	—
Accounts payable and accrued liabilities	856	970	909
Provisions [note 7]	274	245	76
Income taxes payable	118	133	151
Current portion of contract liabilities [note 4]	222	226	214
Current portion of long-term debt [notes 9 and 14]	1,251	1	2
Liabilities held for sale	—	—	39

	2,761	1,615	1,391
Long-term debt [notes 9 and 14]	4,054	4,310	4,298
Other long-term liabilities	4	13	114
Provisions [note 7]	132	179	67
Deferred credits	438	442	469
Contract liabilities [note 4]	17	18	21
Deferred income tax liabilities	1,909	1,884	1,863

	9,315	8,461	8,223
Shareholders’ equity [notes 10 and 12]
Common and preferred shareholders	6,068	5,969	6,193
Non-controlling interests in subsidiaries	1	1	1

	6,069	5,970	6,194

	15,384	14,431	14,417

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2018	2017 (restated, note 2)
Revenue [notes 3 and 4]	1,355	1,245
Operating, general and administrative expenses [note 8]	(810)	(765)
Restructuring costs [notes 7 and 8]	(1)	—
Amortization:
Deferred equipment revenue	6	9
Deferred equipment costs	(24)	(30)
Property, plant and equipment, intangibles and other	(244)	(239)

Operating income from continuing operations	282	220
Amortization of financing costs — long-term debt	(1)	(1)
Interest expense	(62)	(61)
Equity income of an associate or joint venture [note 15]	23	30
Other gains	—	4

Income from continuing operations before income taxes	242	192
Current income tax expense [note 3]	35	36
Deferred income tax expense	20	39

Net income from continuing operations	187	117
Loss from discontinued operations, net of tax	—	(6)

Net income	187	111

Net income from continuing operations attributable to:
Equity shareholders	187	117

Loss from discontinued operations attributable to:
Equity shareholders	—	(6)

Basic earnings (loss) per share [note 11]
Continuing operations	0.36	0.23
Discontinued operations	—	(0.01)

	0.36	0.22

Diluted earnings (loss) per share [note 11]
Continuing operations	0.36	0.23
Discontinued operations	—	(0.01)

	0.36	0.22

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2018	2017 (restated, note 2)
Net income	187	111
Other comprehensive income [note 12]
Items that may subsequently be reclassified to income:
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	1	5
Adjustment for hedged items recognized in the period	—	1
Share of other comprehensive income (loss) of associates	1	(1)

	2	5
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans:
Continuing operations	9	(11)

	11	(6)

Comprehensive income	198	105

Comprehensive income attributable to:
Equity shareholders	198	105

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Three months ended November 30, 2018

	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
September 1, 2018, as previously reported	4,349	27	1,619	(39)	5,956	1	5,957
Transition adjustments—IFRS 15 [note 2]	—	—	22	—	22	—	22

Restated balance at September 1, 2018	4,349	27	1,641	(39)	5,978	1	5,979
Change in accounting policy adjustments [note 2]	—	—	(9)	—	(9)	—	(9)

Restated balance as at September 1, 2018	4,349	27	1,632	(39)	5,969	1	5,970
Net income	—	—	187	—	187	—	187
Other comprehensive income	—	—	—	11	11	—	11

Comprehensive income	—	—	187	11	198	—	198
Dividends	—	—	(102)	—	(102)	—	(102)
Dividend reinvestment plan	53	—	(53)	—	—	—	—
Shares issued under stock option plan	2	—	—	—	2	—	2
Share-based compensation	—	1	—	—	1	—	1

Balance as at November 30, 2018	4,404	28	1,664	(28)	6,068	1	6,069

Three months ended November 30, 2017

	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
September 1, 2017, as previously reported	4,090	30	2,164	(131)	6,153	1	6,154
Transition adjustments—IFRS 15 [note 2]	—	—	40	—	40	—	40

Restated balance as at September 1, 2017	4,090	30	2,204	(131)	6,193	1	6,194
Net income [restated, note 2]	—	—	111	—	111	—	111
Other comprehensive income	—	—	—	(6)	(6)	—	(6)

Comprehensive income	—	—	111	(6)	105	—	105
Dividends	—	—	(98)	—	(98)	—	(98)
Dividend reinvestment plan	52	—	(52)	—	—	—	—
Shares issued under stock option plan	25	(5)	—	—	20	—	20
Share-based compensation	—	1	—	—	1	—	1

Restated balance as at November 30, 2017	4,167	26	2,165	(137)	6,221	1	6,222

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2018	2017 (restated, note 2)
OPERATING ACTIVITIES
Funds flow from continuing operations [note 13]	439	367
Net change in non-cash balances related to continuing operations	(104)	1
Operating activities of discontinued operations	—	(2)

	335	366

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(336)	(318)
Additions to equipment costs (net) [note 3]	(9)	(16)
Additions to other intangibles [note 3]	(34)	(35)
Net (additions) reductions to inventories	(44)	(30)
Proceeds on sale of discontinued operations, net of cash sold	—	18
Net additions to investments and other assets	—	23
Proceeds on disposal of property, plant and equipment	—	7

	(423)	(351)

FINANCING ACTIVITIES
Increase in long-term debt	993	—
Bank facility arrangement costs	(2)	—
Issue of Class B Non-Voting Shares [note 10]	2	21
Dividends paid on Class A Shares and Class B Non-Voting Shares	(98)	(96)
Dividends paid on Preferred Shares	(2)	(2)

	893	(77)

Increase (decrease) in cash	805	(62)
Cash, beginning of the period	384	507

Cash of continuing operations, end of the period	1,189	445

See accompanying notes.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

1. CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”), TSX Venture Exchange and New York Stock Exchange (“NYSE”) (Symbol: TSX—SJR.B, SJR.PR.A, SJR.PR.B, NYSE—SJR, and TSXV—SJR.A).

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three months ended November 30, 2018 were authorized for issue by the Audit Committee on January 13, 2019.

a) Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2018 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2018.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

b) New accounting standards

We adopted the following new accounting standards effective September 1, 2018.

•

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps:

(1) identify the contract(s) with a customer;

(2) identify the performance obligations in the contract;

(3) determine the transaction price;

(4) allocate the transaction price to the performance obligations in the contract; and,

(5) recognize revenue when (or as) the entity satisfies a performance obligation.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of IFRS 15 impacted the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers.

The application of this standard most significantly affected our Wireless arrangements that bundle equipment and service together, specifically with regards to the timing of recognition and classification of revenue. The timing of recognition and classification of revenue was affected because at contract inception, IFRS 15 requires the estimation of total consideration to be received over the contract term, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. This resulted in a decrease to equipment revenue recognized at contract inception, as the discount previously recognized over 24 months is now recognized at contract inception, and a decrease to service revenue recognized over the course of the contract, as a portion of the discount previously allocated solely to equipment revenue is allocated to service revenue. The measurement of total revenue recognized over the life of a contract was unaffected by the new standard.

IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. The Company previously expensed such costs as incurred.

The Company’s financial position was also impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers.

For purposes of applying the new standard on an ongoing basis, we must make judgments in respect of the new standard. We must make judgments in determining whether a promise to deliver goods or services is considered distinct, how to determine the transaction prices and how to allocate those amounts amongst the associated performance obligations. We must also exercise judgment as to whether sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized and subsequently amortized on a systematic basis over time.

We have made a policy choice to adopt IFRS 15 with full retrospective application, subject to certain practical expedients. As a result, all comparative information in these financial statements has been prepared as if IFRS 15 had been in effect since September 1, 2017. The accounting policies set out in note 2 have been applied in preparing the interim consolidated financial statements as at and for the three months ended November 30, 2018, the comparative information presented for the three months ended November 30, 2017, and for the consolidated statements of financial position as at September 1, 2017 and August 31, 2018.

Upon adoption of, and transition to, IFRS 15, we elected to utilize the following practical expedients:

•	Completed contracts that begin and end within the same annual reporting period and those completed before September 1, 2017 are not restated;

•

Contracts modified prior to September 1, 2017 are not restated. The aggregate effect of these modifications is reflected when identifying the satisfied and unsatisfied performance obligations, determining the transaction price and allocating the transaction price to the satisfied and unsatisfied performance obligations; and

•

Not disclose, on an annual basis, the unsatisfied portions of performance obligations related to contracts with a duration of one year or less or where the revenue we recognize is equal to the amount invoiced to the customer.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

Impacts of IFRS 15, Revenue from Contracts with Customers

The effect of transition to IFRS 15 on impacted line items on our condensed Consolidated Statements of Income as disclosed in note 2(f)—“Transition adjustments” for the three months ended November 30, 2017 are as follows:

		Three months ended November 30, 2017
(millions of Canadian dollars)		As reported	Effect of transition	Subsequent to transition
Revenue	i.	1,249	(4)	1,245
Operating, general and administrative expenses	ii.	(768)	3	(765)
Income tax expense		77	(1)	76
Net income from continuing operations		120	—	120

i) Allocation of transaction price

Revenue recognized at point of sale requires the estimation of total consideration over the contract term and allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, equipment revenue recognized at contract inception, as well as service revenue recognized over the course of the contract is lower than previously recognized as noted above.

ii) Deferred commission costs

Costs incurred to obtain or fulfill a contract with a customer were previously expensed as incurred. Under IFRS 15, these costs are capitalized and subsequently amortized as an expense over the life of the customer on a rational, systematic basis consistent with the pattern of the transfer of goods and services to which the asset relates. As a result, commission costs are reduced in the period, with an offsetting increase in amortization of capitalized costs over the average life of a customer.

The effect of transition to IFRS 15 on our disaggregated revenues for the three months ended November 30, 2017 are as follows:

	Three months ended November 30, 2017
(millions of Canadian dollars)	As reported	Effect of transition	Subsequent to transition
Services
Wireline - Consumer	935	—	935
Wireline - Business	140	—	140
Wireless	131	(4)	127

	1,206	(4)	1,202

Equipment and other
Wireless	44	—	44

	44	—	44

Intersegment eliminations	(1)	—	(1)

Total revenue	1,249	(4)	1,245

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

The effect of transition to IFRS 15 on impacted line items on our condensed Consolidated Statements of Financial Position as disclosed in note 2(f)—“Transition adjustments” as at September 1, 2017 and August 31, 2018 are as follows:

		As at September 1, 2017			As at August 31, 2018
(millions of Canadian dollars)		As reported	Effect of transition	Subsequent to transition	As reported	Effect of transition	Subsequent to transition
Current portion of contract assets	i.	—	15	15	—	59	59
Other current assets	ii.	155	24	179	286	(13)	273
Contract assets	i.	—	44	44	—	76	76
Other long-term assets	ii.	255	(39)	216	300	(102)	198
Accounts payable and accrued liabilities	i.	913	(4)	909	971	(1)	970
Unearned revenue	i.	211	(211)	—	221	(221)	—
Current portion of contract liabilities	i.	—	214	214	—	226	226
Deferred credits	i.	490	(21)	469	460	(18)	442
Deferred income tax liabilities	ii.	1,858	5	1,863	1,894	(6)	1,888
Contract liabilities	i.	—	21	21	—	18	18
Shareholders’ equity		6,154	40	6,194	5,957	22	5,979

i) Contract assets and liabilities

Contract assets and liabilities are the result of the difference in timing related to revenue recognized at the beginning of a contract and cash collected. Contract assets arise primarily as a result of the difference between revenue recognized on the sale of wireless device at the onset of a term contract and the cash collected at the point of sale.

Contract liabilities are the result of receiving payment related to a customer contract before providing the related goods or services. We will account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

ii) Deferred commission cost asset

Under IFRS 15, we will defer commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them over the pattern of the transfer of goods and services to the customer, which is typically evenly over 24 to 36 months.

Refer to note 2(f) “Transition adjustments” for the impact of application of IFRS 15 on our previously reported consolidated statements of cash flows.

•

IFRS 9 Financial Instruments was revised and issued in July 2014 and replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes updated guidance on the classification and measurement of financial instruments, new guidance on measuring impairment on financial assets, and new hedge accounting guidance. We have applied IFRS 9, and the related consequential amendments to other IFRSs, on a retrospective basis except for the changes to hedge accounting as described below which were applied on a prospective basis. The adoption of IFRS 9 did not have a significant impact on our financial performance or the carrying amounts of our financial instruments as set out in note 2(f) below.

IFRS 9 replaces the classification and measurement models in IAS 39 with a single model under which financial assets are classified and measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL) and eliminates the IAS 39 categories of held-to-maturity, loans and receivables and available-for-sale. Investments and equity instruments are required to be measured by default at FVTPL unless an irrevocable option for each equity instrument is taken to measure at FVOCI. The classification and measurement of financial assets is based on the business model that the asset is managed and its contractual cash flow characteristics. The adoption of IFRS 9 did not change the measurement bases of our financial assets

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

•	Cash and derivative instruments classified as held-for-trading and measured at FVTPL under IAS 39 continue to be measured as such under IFRS 9 with an updated classification of FVTPL
•	Other financial assets classified as available-for-sale and measured at FVOCI under IAS 39 continue to be measured as such under IFRS 9 with an updated classification of FVOCI
•

Investments in equity securities not quoted in an active market and where fair value cannot be reliably measured that were classified as available-for-sale and recorded at cost less impairment under IAS 39 are now required to be classified and measured at FVTPL under IFRS 9. There has been no change to the measurement of these assets on transition

•

Trade and other receivables classified as loans and receivables and measured at amortized cost under IAS 39 continue to be measured as such under IFRS 9 with an updated classification of amortized cost

For financial liabilities, IFRS 9 retains most of the IAS 39 requirements. We did not choose the option of designating any financial liabilities at FVTPL as such, the adoption of IFRS 9 did not impact our accounting policies for financial liabilities as all liabilities continue to be measured at amortized cost.

The impairment of financial assets under IFRS 9 is based on an expected credit loss (ECL) model, as opposed to the incurred loss model in IAS 39. IFRS 9 applies to financial assets measured at amortized cost, including contract assets under IFRS 15, and requires that we consider factors that include historical, current and forward-looking information when measuring the ECL. We use the simplified approach for measuring losses based on the lifetime ECL for trade receivables and contract assets. Amounts considered uncollectible are written off and recognized in operating, general and administrative expenses in the Consolidated Statement of Income. This change did not have a significant impact to our receivables.

IFRS 9 does not fundamentally change the types of hedging relationships or the requirements to measure and recognize ineffectiveness; however, it requires us to ensure that the hedge accounting relationships are aligned with our risk management objective and strategy and to apply a more qualitative and forward-looking approach to assess hedge effectiveness. It also requires that amounts related to cash flow hedges of anticipated purchases of non-financial assets settled during the period to be reclassified from accumulated other comprehensive income to the initial cost of the non-financial asset when it is recognized. Under IAS 39, when an anticipated transaction was subsequently recorded as a non-financial asset, the amounts were reclassified from other comprehensive income (loss).

In accordance with IFRS 9’s transition provisions for hedge accounting, the Company has applied the IFRS 9 hedge accounting requirements prospectively from the date of initial application without restatement of prior period comparatives. The Company’s qualifying hedging relationships in place as at August 31, 2018 also qualified for hedge accounting in accordance with IFRS 9 and were therefore regarded as continuing hedging relationships. As the critical terms of the hedging instruments match those of their corresponding hedged items, all hedging relationships continue to be effective under IFRS 9’s effectiveness assessment requirements. The Company has not designated any hedging relationships under IFRS 9 that would not have met the qualifying hedge accounting criteria under IAS 39.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

c) Standards and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncement is being assessed to determine their impact on the Company’s results and financial position.

•

IFRS 16 Leases was issued on January 2016 and replaces IAS 17 Leases. The new standard requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As the Company has significant contractual obligations currently being recognized as operating leases, we anticipate that the application of IFRS 16 will result in a material increase to both assets and liabilities and material changes to the timing of the recognition of expenses associated with the lease arrangements although at this stage in the Company’s IFRS 16 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

This new standard is described in our 2018 consolidated financial statements. We continue to assess the impact of this standard on our consolidated financial statements and we are progressing with the implementation of this standard. As at the date of these interim financial statements, there have been no significant changes to the disclosure related to the implementation of this standard that was included in our 2018 financial statements. We intend to disclose the estimated financial effects of the adoption of IFRS 16 in our 2019 annual audited consolidated financial statements.

d) Discontinued operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the condensed interim consolidated financial statements and the notes to the condensed interim consolidated financial statements, unless otherwise noted, and are presented net of tax in the statement of income for the current and comparative periods. Refer to the Company’s consolidated financial statements for the year ended August 31, 2018 for further information regarding the Company’s discontinued operations.

e) Change in accounting policy

Effective September 1, 2018, the Company voluntarily changed its accounting policy related to the treatment of digital cable terminals (“DCTs”) to record them as property, plant and equipment rather than inventory upon acquisition. The Company believes that the change in accounting policy will result in clearer and more relevant financial information as the Company has recently changed its offerings to customers, which has resulted in DCTs being predominantly rented rather than sold to customers. Previously, inventories included DCTs which were held pending rental or sale to the customer at cost or at a subsidized price. When the subscriber equipment was rented, it was transferred to property, plant and equipment and amortized over its useful life and then removed from capital and returned to inventory when returned by a customer. Under the new policy, all DCTs will be classified as property, plant and equipment regardless of whether or not they are currently deployed to a customer as the Company believes that this better reflects the economic substance of its operations. This change in accounting policy has been applied retrospectively. Refer to note 2(f)—“Transition adjustments” below for the impact of this change of accounting policy on previously reported consolidated Statements of Financial Position, consolidated Statements of Income and consolidated Statements of Cash Flows.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

f) Transition adjustments

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our condensed consolidated Statements of Income for the three months ended November 30, 2017.

	Three months ended November 30, 2017
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
Revenue	1,249	(4)	—	1,245
Operating, general and administrative expenses	(768)	3	—	(765)
Restructuring costs	—	—	—	—
Amortization:				—
Deferred equipment revenue	9	—	—	9
Deferred equipment costs	(30)	—	—	(30)
Property, plant and equipment, intangibles and other	(235)	—	(4)	(239)

Operating income from continuing operations	225	(1)	(4)	220
Amortization of financing costs – long-term debt	(1)	—	—	(1)
Interest expense	(61)	—	—	(61)
Equity income of an associate or joint venture	30	—	—	30
Other gains	4	—	—	4

Income from continuing operations before income taxes	197	(1)	(4)	192
Current income tax expense	36	—	—	36
Deferred income tax expense	41	(1)	(1)	39

Net income from continuing operations	120	—	(3)	117
Loss from discontinued operations, net of tax	(6)	—	—	(6)

Net income	114	—	(3)	111

Net income from continuing operations attributable to:
Equity shareholders	120	—	(3)	117

Loss from discontinued operations attributable to:
Equity shareholders	(6)	—	—	(6)

Basic earnings (loss) per share
Continuing operations	0.23	—	—	0.23
Discontinued operations	(0.01)	—	—	(0.01)

	0.22	—	—	0.22

Diluted earnings (loss) per share
Continuing operations	0.23	—	—	0.23
Discontinued operations	(0.01)	—	—	(0.01)

	0.22	—	—	0.22

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our condensed consolidated Statement of Financial Position as at September 1, 2017.

	As at September 1, 2017
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
ASSETS
Current
Cash	507	—	—	507
Accounts receivable	286	—	—	286
Inventories	109	—	(50)	59
Other current assets	155	24	—	179
Current portion of contract assets	—	15	—	15
Assets held for sale	61	—	—	61

	1,118	39	(50)	1,107
Investments and other assets	937	—	—	937
Property, plant and equipment	4,344	—	50	4,394
Other long-term assets	255	(39)	—	216
Deferred income tax assets	4	—	—	4
Intangibles	7,435	—	—	7,435
Goodwill	280	—	—	280
Contract assets	—	44	—	44

	14,373	44	—	14,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings	—	—	—	—
Accounts payable and accrued liabilities	913	(4)	—	909
Provisions	76	—	—	76
Income taxes payable	151	—	—	151
Unearned revenue	211	(211)	—	—
Current portion of contract liabilities	—	214	—	214
Current portion of long-term debt	2	—	—	2
Liabilities held for sale	39	—	—	39

	1,392	(1)	—	1,391
Long-term debt	4,298	—	—	4,298
Other long-term liabilities	114	—	—	114
Provisions	67	—	—	67
Deferred credits	490	(21)	—	469
Contract liabilities	—	21	—	21
Deferred income tax liabilities	1,858	5	—	1,863

	8,219	4	—	8,223
Shareholders’ equity
Common and preferred shareholders	6,153	40	—	6,193
Non-controlling interests in subsidiaries	1	—	—	1

	6,154	40	—	6,194

	14,373	44	—	14,417

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our condensed consolidated Statement of Financial Position as at August 31, 2018.

	As at August 31, 2018
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
ASSETS
Current
Cash	384	—	—	384
Accounts receivable	255	—	(2)	253
Inventories	101	—	(40)	61
Other current assets	286	(13)	—	273
Current portion of contract assets	—	59	—	59
Assets held for sale	—	—	—	—

	1,026	46	(42)	1,030
Investments and other assets	660	—	—	660
Property, plant and equipment	4,672	—	30	4,702
Other long-term assets	300	(102)	(1)	197
Deferred income tax assets	4	—	—	4
Intangibles	7,482	—	—	7,482
Goodwill	280	—	—	280
Contract assets	—	76	—	76

	14,424	20	(13)	14,431

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings	40	—	—	40
Accounts payable and accrued liabilities	971	(1)	—	970
Provisions	245	—	—	245
Income taxes payable	133	—	—	133
Unearned revenue	221	(221)	—	—
Current portion of contract liabilities	—	226	—	226
Current portion of long-term debt	1	—	—	1
Liabilities held for sale	—	—	—	—

	1,611	4	—	1,615
Long-term debt	4,310	—	—	4,310
Other long-term liabilities	13	—	—	13
Provisions	179	—	—	179
Deferred credits	460	(18)	—	442
Contract liabilities	—	18	—	18
Deferred income tax liabilities	1,894	(7)	(3)	1,884

	8,467	(3)	(3)	8,461
Shareholders’ equity
Common and preferred shareholders	5,956	22	(9)	5,969
Non-controlling interests in subsidiaries	1	—	—	1

	5,957	22	(9)	5,970

	14,424	19	(12)	14,431

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our condensed consolidated Statement of Cash Flows for the three months ended November 30, 2017.

	Three months ended November 30, 2017
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
OPERATING ACTIVITIES
Funds flow from continuing operations	384	(17)	—	367
Net change in non-cash balances related to continuing operations	(17)	17	1	1
Operating activities of discontinued operations	(2)	—	—	(2)

	365	—	1	366

INVESTING ACTIVITIES
Additions to property, plant and equipment	(332)	—	14	(318)
Additions to equipment costs (net)	(16)	—	—	(16)
Additions to other intangibles	(35)	—	—	(35)
Net additions (reductions) to inventories	(15)	—	(15)	(30)
Proceeds on sale of discontinued operations, net of cash sold	18	—	—	18
Net additions to investments and other assets	23	—	—	23
Proceeds on disposal of property, plant and equipment	7	—	—	7

	(350)	—	(1)	(351)

FINANCING ACTIVITIES
Issue of Class B Non-Voting Shares	21	—	—	21
Dividends paid on Class A Shares and Class B Non-Voting Shares	(96)	—	—	(96)
Dividends paid on Preferred Shares	(2)	—	—	(2)

	(77)	—	—	(77)

Increase (decrease) in cash	(62)	—	—	(62)
Cash, beginning of the period	507	—	—	507

Cash of continuing operations, end of the period	445	—	—	445

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

3. BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the Chief Executive Officer, the President and the Executive Vice President, Chief Financial & Corporate Development Officer and they review the operating performance of the Company by segments which are comprised of Wireline and Wireless. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance.

The Wireline segment provides Cable telecommunications services including Video, Internet, Wi-Fi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended November 30,
	2018	2017 (restated, note 2)
Revenue
Wireline	1,083	1,075
Wireless	273	171

	1,356	1,246
Intersegment eliminations	(1)	(1)

	1,355	1,245

Operating income before restructuring costs and amortization
Wireline	500	447
Wireless	45	33

	545	480
Restructuring costs	(1)	—
Amortization	(262)	(260)

Operating income	282	220

Current taxes
Operating	50	44
Other/non-operating	(15)	(8)

	35	36

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended November 30,
	2018	2017 (restated, note 2)
Capital expenditures accrual basis
Wireline	195	205
Wireless	66	116

	261	321

Equipment costs (net of revenue)
Wireline	10	18

Capital expenditures and equipment costs (net)
Wireline	205	223
Wireless	66	116

	271	339

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	336	318
Additions to equipment costs (net)	9	16
Additions to other intangibles	34	35

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	379	369
Increase/decrease in working capital and other liabilities related to capital expenditures	(109)	(24)
Decrease in customer equipment financing receivables	1	1
Less: Proceeds on disposal of property, plant and equipment	—	(7)

Total capital expenditures and equipment costs (net) reported by segments	271	339

4. REVENUE

Significant accounting policies

The Company records revenue from contracts with customers in accordance with the following five steps in IFRS 15:

(1) identify the contract(s) with a customer;

(2) identify the performance obligations in the contract;

(3) determine the transaction price;

(4) allocate the transaction price to the performance obligations in the contract; and,

(5) recognize revenue when (or as) we satisfy a performance obligation.

Revenue for each performance obligation is recognized either over time (i.e. services) or at a point in time (i.e. equipment). For performance obligations satisfied over time, revenue is recognized as the services are provided. These services are typically provided, and recognized on a monthly basis. Revenue for performance obligations satisfied at a point in time is recognized when control of the item or service transfers to the customer. Revenues on certain long-term contracts are recognized using output methods based on products delivered, performance completed to date and time elapsed.

For bundled arrangements (e.g. wireless handsets, and voice and data services), items are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. Stand-alone selling prices are determined using observable prices adjusted for market conditions and other factors, as appropriate.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

When a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as its earned.

Contract assets and liabilities

We record a contract asset when we have provided goods and services to our customer but our right to related consideration for the performance obligation is conditional on satisfying other performance obligations. Contract assets are transferred to trade receivables when our right to consideration becomes conditional only as to the passage of time. A contract liability is recognized when we receive consideration in advance of the transfer of products or services to the customer. We account for contract assets and liabilities on a contract-by-contract basis, with each contract presented as either a net contract asset or a net contract liability accordingly.

Deferred commission cost assets

We defer the incremental cost of obtain or fulfill a contract with a customer over their expected period of benefit to the extent they are recoverable. These costs include certain commissions paid to internal and external representatives. We defer them a deferred commission cost assets in other assets and amortize them to operating costs over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 24 or 36 consecutive months.

Use of estimates and judgments

The application of IFRS 15 requires Shaw to make judgments and estimates that affect the amount and timing of revenue from contracts with customers, including estimates of the stand-alone selling prices of wireless products and services, the identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts.

Determining the costs we incur to obtain or fulfill a contract that meet the deferral criteria within IFRS 15 requires us to make significant judgments. We expect incremental commission fees paid to internal and external representatives as a result of obtaining contracts with customers to be recoverable.

Contract assets and liabilities

The table below provides a reconciliation of the significant changes to the current and long-term portion of contract assets and liabilities balances during the period.

	Contract Assets	Contract Liabilities
Opening balance, as at September 1, 2018	135	244
Increase in contract assets from revenue recognized during the period	49	—
Contract assets transferred to trade receivables	(38)	—
Contract terminations transferred to trade receivables	(2)	—
Revenue recognized included in contract liabilities at the beginning of the year	—	(229)
Increase in contract liabilities during the period	—	224

Ending balance, as at November 30, 2018	144	239

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

Deferred commission cost assets

The table below provides a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the three months ended November 30, 2018 and 2017. We believe these amounts to be recoverable through the revenue earned from the related contracts. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

	Three months ended November 30,
	2018	2017
Opening balance	75	57
Additions to deferred commission cost assets	20	14
Amortization recognized on deferred commission cost assets	(15)	(11)

Ending balance	80	60

Commission costs are amortized over a period ranging from 24 to 36 months.

Disaggregation of revenue

	Three months ended November 30,
	2018	2017 (restated, note 2)
Services
Wireline - Consumer	936	935
Wireline - Business	147	140
Wireless	167	127

	1,250	1,202

Equipment and other
Wireless	106	44

	106	44

Intersegment eliminations	(1)	(1)

Total revenue	1,355	1,245

Remaining performance obligations

The following table includes revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at November 30, 2018.

	Within	Within
	1 year	2 years	Total
Wireline	707	259	966
Wireless	281	116	397

Total	988	375	1,363

When estimating minimum transaction prices allocated to the remaining unfilled, or partially unfulfilled, performance obligations, Shaw applied the practical expedient to not disclose information about remaining performance obligations that have original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

5. OTHER CURRENT ASSETS

	November 30, 2018	August 31, 2018 (restated, note 2)
	$	$
Prepaid expenses	135	104
Costs incurred to obtain or fulfill a contract with a customer(1)	52	48
Wireless handset receivables(2)	149	121

	336	273

(1)	Costs incurred to obtain or fulfill a contract with a customer are capitalized and subsequently amortized as an expense over the average life of a customer.
(2)

As described in the revenue and expenses accounting policy detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2018, these amounts relate to the current portion of wireless handset receivables.

6. SHORT-TERM BORROWINGS

The Company has established an accounts receivable securitization program with a Canadian financial institution which will allow it to sell certain trade receivables into the program up to a maximum of $100. The Company will continue to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables will remain recognized on the Company’s Consolidated Statement of Financial Position and the funding received will be recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivables has no claim on any of the Company’s other assets. The term of this revolving-period agreement ends on June 19, 2019.

A summary of our accounts receivable securitization program is as follows:

	November 30, 2018	August 31, 2018
	$	$
Trade accounts receivable sold to buyer as security	443	429
Short-term borrowings from buyer	(40)	(40)

Over-collateralization	403	389

	Three months ended November 30,
	2018	2017
Accounts receivable securitization program, beginning of period	40	—
Proceeds received from accounts receivable securitization	—	—
Repayment of accounts receivable securitization	—	—

Accounts receivable securitization program, end of period	40	—

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

7. PROVISIONS

	Asset retirement obligations $	Restructuring (1) $	Other $	Total $
Balance as at September 1, 2018	67	276	81	424
Additions	—	1	9	10
Accretion	1	—	—	1
Reversal	—	—	(1)	(1)
Payments	—	(26)	(2)	(28)

Balance as at November 30, 2018	68	251	87	406

Current	—	166	79	245
Long-term	67	110	2	179

Balance as at September 1, 2018	67	276	81	424

Current	—	187	87	274
Long-term	68	64	—	132

Balance as at November 30, 2018	68	251	87	406

(1)

During the second quarter of fiscal 2018, the Company offered a voluntary departure program to a group of eligible employees and in the third and fourth quarters made additional changes to its organizational structure as part of a total business transformation initiative. A total of $26 has been paid in fiscal 2019. The remaining costs are expected to be paid out within the next 26 months.

8. OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended November 30,
	2018	2017 (restated, note 2)
Employee salaries and benefits(1)	162	196
Purchase of goods and services	649	569

	811	765

(1)	For the three months ended November 30, 2018, employee salaries and benefits include $1 (2017—$nil) in restructuring costs.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

9. LONG-TERM DEBT

		November 30, 2018			August 31, 2018
	Effective interest rates %	Long-term debt at amortized cost(1) $	Adjustment for finance costs(1) $	Long-term debt repayable at maturity $	Long- term debt at amortized cost(1) $	Adjustment for finance costs(1) $	Long-term debt repayable at maturity $
Corporate
Cdn fixed rate senior notes-5.65% due October 1, 2019	5.69	1,249	1	1,250	1,248	2	1,250
5.50% due December 7, 2020	5.55	499	1	500	499	1	500
3.15% due February 19, 2021	3.17	299	1	300	299	1	300
3.80% due November 2, 2023	3.80	497	3	500	—	—	—
4.35% due January 31, 2024	4.35	498	2	500	498	2	500
3.80% due March 1, 2027	3.84	298	2	300	298	2	300
4.40% due November 2, 2028	4.40	496	4	500	—	—	—
6.75% due November 9, 2039	6.89	1,419	31	1,450	1,419	31	1,450

		5,255	45	5,300	4,261	39	4,300
Other
Burrard Landing Lot 2 Holdings Partnership	Various	50	—	50	50	—	50

Total consolidated debt		5,305	45	5,350	4,311	39	4,350
Less current portion(2)		1,251	1	1,252	1	—	1

		4,054	44	4,098	4,310	39	4,349

(1)	Long-term debt is presented net of unamortized discounts and finance costs.
(2)	Current portion of long-term debt includes amounts due within one year in respect of senior notes due October 1, 2019 and the Burrard Landing loans.

On November 2, 2018, the Company issued $500 senior notes at a rate of 3.80% due November 2, 2023 and $500 senior notes at a rate of 4.40% due November 2, 2028.

On November 21, 2018, the Company amended the terms of its bank credit facility to extend the maturity date to December 2023.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

10. SHARE CAPITAL

Changes in share capital during the year ended November 30, 2018 are as follows:

	Class A Shares		Class B Non-Voting Shares		Series A Preferred Shares		Series B Preferred Shares
	Number	$	Number	$	Number	$	Number	$
August 31, 2018	22,420,064	2	484,194,344	4,054	10,012,393	245	1,987,607	48
Issued upon stock option plan exercises	—	—	73,067	2	—	—	—	—
Issued pursuant to dividend reinvestment plan	—	—	2,142,987	53	—	—	—	—

November 30, 2018	22,420,064	2	486,410,398	4,109	10,012,393	245	1,987,607	48

11. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share calculations are as follows:

	Three months ended November 30,
	2018	2017 (restated, note 2)
Numerator for basic and diluted earnings per share ($)
Net income from continuing operations	187	117
Deduct: dividends on Preferred Shares	(2)	(2)

Net income attributable to common shareholders from continuing operations	185	115
Loss from discontinued operations	—	(6)

Loss from discontinued operations attributable to common shareholders	—	(6)

Net income attributable to common shareholders	185	109

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	507	498
Effect of dilutive securities (1)	1	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	508	499

Basic earnings (loss) per share ($)
Continuing operations	0.36	0.23
Discontinued operations	—	(0.01)

Attributable to common shareholders	0.36	0.22

Diluted earnings (loss) per share ($)
Continuing operations	0.36	0.23
Discontinued operations	—	(0.01)

Attributable to common shareholders	0.36	0.22

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three months ended November 30, 2018, 6,976,976 (2017 – 2,383,853) options were excluded from the diluted earnings per share calculation.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

12. OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the year ended November 30, 2018 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1
Share of other comprehensive income of associates	1	—	1

	2	—	2
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	12	(3)	9

	14	(3)	11

Components of other comprehensive income and the related income tax effects for the three months ended November 30, 2017 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	7	(2)	5
Adjustment for hedged items recognized in the period	1	—	1
Share of other comprehensive income of associates	(1)	—	(1)

	7	(2)	5
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(15)	4	(11)

	(8)	2	(6)

Accumulated other comprehensive loss is comprised of the following:

	November 30, 2018	August 31, 2018
	$	$
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	2	—
Share of other comprehensive income of associates	18	18
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(48)	(57)

	(28)	(39)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

13. STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from continuing operations

	Three months ended November 30,
	2018	2017 (restated, note 2)
Net income from continuing operations	187	117
Adjustments to reconcile net income to funds flow from operations:
Amortization	263	261
Deferred income tax expense	20	39
Share-based compensation	1	1
Defined benefit pension plans	3	4
Equity income of an associate or joint venture	(23)	(30)
Net change in contract asset balances	(10)	(26)
Other	(2)	1

Funds flow from continuing operations	439	367

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended November 30,
	2018	2017
Interest paid	87	89
Income taxes paid (net of refunds)	52	113
Interest received	1	1

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended November 30,
	2018	2017
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	53	52

14. FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv)	Other long-term liabilities

The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v) Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of long-term debt and a contingent liability are as follows:

	November 30, 2018		August 31, 2018
	Carrying value $	Estimated fair value $	Carrying value $	Estimated fair value $
Liabilities
Long-term debt (including current portion)(1)	5,305	5,656	4,311	4,788

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

15. INVESTMENTS AND OTHER ASSETS

Corus Entertainment Inc.

At November 30, 2018, the Company owned 80,630,383 (2017 – 80,630,383) Corus Class B shares having a market value of $398 (2017—$944) and representing 38% (2017 – 39%) of Corus’ total issued equity of Class A and Class B shares. The Company’s weighted average ownership of Corus for the three months ended November 30, 2018 was 38% (2017 – 39%). For the three months ended November 30, 2018, the Company received dividends of $nil (2017—$23) from Corus.

	November 30, 2018	August 31, 2018
Current assets	610	508
Non-current assets	4,372	4,375
Current liabilities	(590)	(523)
Non-current liabilities	(2,653)	(2,683)

Net assets	1,739	1,677
Less: non-controlling interests	(155)	(154)

	1,584	1,523

Carrying amount of the investment less accumulated impairment losses	639	615

Summary financial information for Corus and reconciliation with the carrying amount of the investment in the unaudited interim condensed consolidated balance sheets is as follows:

Summarized statement of earnings of Corus:

	Three months ended November 30,
	2018	2017
Revenue	467	457
Net income attributable to:
Shareholders	61	78
Non-controlling interest	6	7

	67	85
Other comprehensive income (loss), attributable to shareholders	2	(3)

Comprehensive income	69	82

Equity income from associates(1)	23	30
Other comprehensive income (loss) from equity accounted associates(1)	1	(1)

	24	29

(1)

The Company’s share of income and other comprehensive income reflect the weighted average proportion of Corus net income and other comprehensive income attributable to shareholders for the three month periods ended November 30, 2018 and 2017.

16. SUBSEQUENT EVENT

On December 4, 2018, the Company entered into new unsecured letter of credit facilities, under which letters of credit were issued in favour of and filed with Innovation, Science and Economic Development Canada (“ISED”) to fulfill the pre-auction financial deposit requirement with respect to its application to participate in the 600 MHz spectrum auction to be held in March 2019. Under the terms of ISED’s 600 Mhz auction, communications between bidders that would provide insights into bidding strategies, including references to preferred blocks, technologies or valuations are precluded until the deadline for the final payment. Disclosure of the precise amount of the letters of credit could be interpreted as a signal of bidding intentions.